6/12


07024793

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ATS Automation Tooling Systems Inc.

*CURRENT ADDRESS 250 Royal Oak Road
Cambridge, Ontario
Canada N3H 4R6

**FORMER NAME

**NEW ADDRESS



PROCESSED
JUL 03 2007
THOMSON FINANCIAL

FILE NO. 82- 35094 FISCAL YEAR 3/31/06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
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OICF/BY: mtc
DAT : 6/29/07


Automation
Tooling
Systems

2006 ANNUAL REPORT

Our strategic roadmap at work.

6 initiatives for success

Corporate Profile

ATS Automation Tooling Systems Inc. (www.atsautomation.com) is the industry's leading designer and producer of turn-key automated manufacturing and test systems, which are used primarily by multinational corporations operating in a variety of industries including: healthcare, computer/electronics, automotive, and consumer products. ATS is also an emerging leader in the rapidly growing market for solar energy cells and modules. The Company also makes precision components and subassemblies using its own custom-built manufacturing systems, process knowledge and automation technology. ATS employs approximately 3,900 people at 26 manufacturing facilities in Canada, the United States, Europe and Asia-Pacific. The Company's shares are traded on The Toronto Stock Exchange under the symbol ATA.

FINANCIAL HIGHLIGHTS

(Tabular amounts in thousands of dollars, except per share amounts)

Years ended March 31	2006	2005	2004[3]
Revenue			
Automation Systems Group	$ 500,792	$ 547,402	$ 466,711
Photowatt Technologies (previously called Solar Group)	145,339	143,790	88,490
Precision Components Group	98,314	98,145	101,306
Intergroup	(9,912)	(18,402)	(39,598)
Total revenue	$ 734,533	$ 770,935	$ 616,909
Earnings (loss) from operations[1]			
Automation Systems Group	$ 6,743	$ 38,813	$ 22,466
Photowatt International	20,929	13,129	4,230
Photowatt Canada	(15,976)	–	–
Precision Components Group	(2,745)	(418)	(1,714)
Intergroup	(11,599)	(10,987)	(12,014)
Total earnings (loss) from operations	$ (2,648)	$ 40,537	$ 12,968
Net earnings (loss)[2]			
Net earnings (loss)	$ (69,293)	$ 9,298	$ (2,253)
Net earnings (loss) per share	$ (1.17)	$ 0.15	$ (0.04)
Other items			
Cash and short-term investments	$ 27,921	$ 49,529	$ 38,551
Total assets	$ 649,372	$ 739,789	$ 729,879
Shareholders' equity	$ 430,921	$ 534,184	$ 533,369
Debt to equity ratio	0.1:1	0.1:1	0.1:1
Automation Systems Group Backlog[1]	$ 221,000	$ 169,000	$ 227,000
Automation Systems Group New Order Bookings[1]	$ 544,000	$ 482,000	$ 528,000

(1) A non-GAAP measure – see Management's Discussion and Analysis ("MD&A").
(2) Fiscal 2006 includes a $64.8 million after tax, non-cash charge related to Photowatt Canada (SSP) (see MD&A and Six-Year Summary).
(3) Certain amounts for fiscal 2005 and fiscal 2004 have been restated to reflect changes in accounting policies, discontinued operations and reclassifications.

Our opportunities are many. Our mission is clear.

Fellow shareholders:

> ATS has excellent potential and numerous attractive opportunities.

As the industry leading designer and producer of turn-key automated manufacturing and test systems, ATS possesses the capabilities and unique global presence that make us the manufacturing solutions provider of choice for a number of the world's most successful companies in healthcare, computer-electronics, automotive and consumer products.

As we see it, the growth these customers will create in the years ahead will create opportunities to profitably engage us, utilize our global capabilities like never before and power an exciting future.

But we also see the here and now. The migration of manufacturing into low-cost labour jurisdictions, restructuring in the North American auto parts industry and substantial and rapid appreciation of the Canadian dollar are economic and market realities that confront us today. They have created sizeable short-term challenges that have required – and received – immediate, decisive attention and action.

As we look ahead, we believe we can meet these challenges, restore our proud heritage of earnings growth, continue our cultural transition to a more structured data driven and strategically focused organization and capture many outstanding opportunities for the benefit of our shareholders, customers and employees.

> Here's how we intend to do it...



Drive margin improvements through ongoing cost reduction and greater customer focus.

Our primary objective in fiscal 2007 within our Automation Systems Group (ASG) and Precision Components Group (PCG) is to increase operating margins. To do this, we are intensifying our focus on strategic customers and assignments, working hard to improve global plant utilization and project execution, gain efficiency and drive costs out of our business.

Cost reduction was a major theme last year and it will be a major focus each year going forward. Both ASG and PCG were rationalized through closures of non-strategic plants in fiscal 2006. PCG closed its Texas facility and divested its metals division, while ASG closed its facility in Niagara and reduced its global workforce 6%. In early fiscal 2007, we divested a small, underperforming ASG facility in Berlin.

We also see significant cost reduction potential in improved organizational design and continued business process improvement. We made significant progress in fiscal 2006 and we will continue in fiscal 2007 to enhance and formalize our business structure and processes to help achieve our goals of improved efficiency, greater accountability and improved performance. As well, ASG began to employ a continuous cost reduction and process optimization program used to good effect at PCG over the past two years. Further major cost reduction is targeted within our supply chain, which comprises a major portion of our cost base. We have now added experienced supply chain executives to gain greater leverage and strategic benefit from our global purchasing power and supply base. This also extends to qualifying suppliers who can augment our capacity through outsourcing and who can provide us with new avenues to improve our working capital investment.

To bring greater focus on developing strategic customers and improving our execution, we:

- are proactively developing "partner accounts" with customers who offer the greatest long-term potential for ATS and where our ASG and PCG solutions, capabilities, knowledge base, size and global reach can provide compelling customer value
- have established and implemented a new defined sales and account development process to achieve greater customer intimacy (an important part of our solutions-based strategy). Our new global sales process establishes defined accountabilities and deliverables to improve the visibility and quality of data needed to better manage our sales team and to improve the utilization of our productive capacity
- are actively investing in formal training and leadership development to strengthen our management team, improve project execution, drive performance improvement and further raise customer satisfaction
- have established a new business development function and team to focus our new development activities, first, around market opportunities and potential and, second, on our engineering innovation. This shift in focus is intended to improve the benefits and returns we can capture from this important strategic growth function

We also plan to further develop our successful and fast-growing Repetitive Equipment Manufacturing (REM) business, which leverages the capabilities of ASG and PCG to serve the equipment procurement and assembly needs of leading companies. In fiscal 2007 we intend to broaden our REM customer base in healthcare, currently our dominant REM market segment, and expand our REM activity in electronics.



Gain advantage from our new strategy roadmap.

To be successful for our shareholders now and long term, we must grow operating margin, increase return on capital, expand revenues and create predictable performance. To do this, ATS developed and integrated a new strategic plan or "roadmap" in fiscal 2006 for our ASG and PCG businesses and has now embarked on the most rigorous and comprehensive improvement program in our history.

At a strategic level, our new roadmap commits us to a strategy model and value proposition built on total solutions and customer intimacy. Our solutions-based strategy can be summarized in just a few key points:

- develop enduring strategic relationships with key "partner" accounts by consistently delivering best total value, quality and customer experience in the services and products we deliver
- lever strategic relationships with suppliers and technology partners to create value
- build a consistent global quality standard and brand to fully capitalize on our unique global presence and asset base
- continually improve competitiveness through faster delivery, cost reduction, improved resource utilization and high quality standards
- proactively identify and better manage total program risks
- provide employees with the tools, skills and motivation to enable them to succeed and to ensure ATS is recognized as a great place to work

These are more than lofty ideals. Each is supported by specific action plans, methodologies and continuous improvement tools. Each is measured using our "balanced scorecard," a management by objectives monitoring and communications methodology. Each is an agent of change for our Company and each is becoming an important contributor to our new culture.

Although it's early, this roadmap is beginning to better align our global activities and investments with our new vision and mission. With this roadmap in place, we intend to gain significant advantage and meaningful performance benefits beginning in fiscal 2007 and continuing for the foreseeable future.



Intensify our drive into healthcare.

Many healthcare and pharmaceutical companies are just beginning to adopt our solutions as they seek new ways to cost-effectively and rapidly develop, manufacture, inspect, test, and package their products, and strive to achieve attractive investment returns while competing more strongly in their markets.

These customers represent very large new sources of potential business for ATS and they have compelling reasons to "partner" with ATS, including our:

- extensive technical capabilities and automated manufacturing and test experience
- industry-leading size, financial strength and global presence
- comprehensive consulting services – ATS Compliant Solutions™
- proven toolkit of standard, high speed, high accuracy automation platforms which enables complex production tasks in challenging environments
- rapidly increasing skills and experience in meeting rigorous regulatory and industry standards for documentation, compliance, validation, quality and safety

Automated manufacturing solutions are critical to increasing the quality and lowering the cost of healthcare. For this reason, and the fact that ATS is the market leader, we expect healthcare to be an engine of growth for our Company for years to come. We've already felt the early impact of this opportunity. Over the past five years, ATS generated over $500 million in healthcare revenue and at year end, our healthcare Order Backlog stood at $100 million – 82% higher than a year ago.

To drive greater results, we have developed specific initiatives to achieve a higher degree of penetration in pharmaceuticals, medical device, diagnostic and packaging segments. These initiatives include:

- leveraging initial exposure to key customers for new and bigger projects
- developing additional healthcare skills and capabilities at targeted ASG facilities (North America and Europe in particular)
- further expanding our ATS Compliant Solutions™ business
- securing additional attractive REM healthcare business
- partnering with healthcare equipment suppliers for technology development and licensing



Deliberately and aggressively expand in China.

The rapid expansion of manufacturing in China and the importance of Asia generally to our global customers require ATS to grow our presence in the region. We are committed to doing so and in fiscal 2006 successfully launched our new 60,000 sq. ft. ASG facility in Penang, Malaysia and a 17,000 sq. ft. PCG facility in Shanghai, China.

ASG now has more than 150,000 sq. ft. of manufacturing space and over 300 employees in the region. Our presence includes three manufacturing facilities in China, the new manufacturing operations in Penang, Malaysia, and our regional headquarters and ASG operations in Singapore. Our global operations have been instrumental in driving opportunity with our multinational customer base in many industrial markets in Asia as well as Europe and North America. For example, many computer-electronics companies have large and growing operations in Asia and represent over 60% of ASG Asia revenue and $49 million of our year end ASG Order Backlog...an 81% increase over fiscal 2005. Automotive markets are also growing quickly in Asia and we believe offer good near-term growth potential for ATS.

Critical to our longer term future, we also developed a regional strategic plan in fiscal 2006 designed to enable us to quickly build critical mass in our ASG business in China.

Phase 1 of our China plan calls for the expansion of our reputation and contacts, the establishment of an effective technical skills base and regional management team with primary focus on supplying repeat automation and REM services to the Asian market, and support for ATS's other ASG facilities delivering solutions into this market. In phase 2, we intend to use this foundation for more rapid and profitable growth as we expand our custom automation business in the region. With the rapid expansion of manufacturing in China, we believe this region has the potential to become a much more significant and profitable contributor to our global business.

In early fiscal 2007 we put phase 1 of this China ASG growth plan in place by:

- developing a strategic outsourcing and marketing partnership with GD Technologies, a private Chinese-based precision machining company serving computer-electronics, disk drive, healthcare and other industries
- announcing the relocation and expansion of two ASG leased facilities in Shanghai and Dongguan, and the renovation of our established Tianjin ASG facility

By elevating our well-established supply agreement with GD Technologies to a strategic partnership, we gain extensive local contacts and the ability to conduct joint marketing and customer development. This new strategic relationship, including our recent co-location into separate but adjacent leased premises in Shanghai and Dongguan, immediately accelerates the expansion of our capabilities in China and allows us to intensify our focus on expanding our strategically important skills in engineering, supply chain, assembly and integration. Our 35,000 sq. ft. expansion in Dongguan and 7,000 sq. ft. expansion in Shanghai were completed during the first quarter of fiscal 2007.



Continue to build a global ATS brand.

Our global size, extensive capabilities and industry-leading worldwide presence are unique and major competitive advantages in serving our multinational customer base. These important attributes immediately differentiate us from the many regional and local automation companies that populate our markets.

Historically, however, we have not taken full advantage of these differences. Instead, we operated as autonomous business units with different systems, standards and policies across our 26 manufacturing sites worldwide.

We are changing this to ensure ATS thinks and acts with the power of one global brand in serving our customers and driving our performance. In fiscal 2006, as part of our strategy roadmap, we began the task of aligning and standardizing our ASG business processes globally. We developed a corporate brand scorecard and assessed all key business processes in our ASG operations against our benchmarks. We also appointed corporate-wide directors of mechanical design and controls to establish global standards for these two critical technical disciplines.

Building the ATS global brand is a substantial, long-term assignment. We expect to make significant additional progress in fiscal 2007 towards achieving our goal of having common standards, as well as business and information systems at all of our ASG global operations.

This global brand initiative supports:

- better global capacity utilization within ASG and PCG through more efficient work sharing and improved program transfer
- more comprehensive and consistent sales, order completion and customer service globally to drive better revenue and margin growth at ASG and PCG
- improved cost competitiveness in supply chain management, and reduced costs through higher operational standards and improved risk management
- transfer of knowledge and tools between ATS facilities to improve customer satisfaction, reduce order cycle time and costs and drive improved performance

We believe a single ATS brand will strongly support the effective execution of our customer-partner strategy and further our goal of becoming the supplier of choice in all the geographic markets in which we compete. Most important, the development of our global brand will act as a catalyst to ensure that every ASG facility and every member of the ASG team deliver the same high standards of excellence worldwide.



Make Photowatt Technologies a standalone business.

As reported in March of 2006, we have developed a funding strategy for our solar business with an initial public offering planned for the third or fourth quarter of calendar 2006.

At the same time, under the leadership of Syl Ghirardi, the solar team is also working on further developing value in this business by:

- continuing to focus on technology advancements to improve production yield, reduce silicon costs and generate efficiency improvements at Photowatt France – which delivered excellent performance in fiscal 2006
- profitably utilizing new capacity in fiscal 2007 that was added in fiscal 2006
- employing a number of silicon strategies to secure supply of this critical and high-cost input
- seeking to establish a suitable manufacturing process with acceptable yields and costs for the commercial production of SSP technology

Plans for an additional estimated 25 million euro investment to expand capacity at our existing facility in France have also been announced. This will bring Photowatt International's vertically integrated annual estimated capacity in ingot, wafer, cell and module production to a balanced 60 megawatts by the end of fiscal 2007. This compares to three megawatts of annualized output at the time we acquired Photowatt in 1997.

We believe Photowatt France's strong performance, silicon supply strategies, depth of technology and projected continuing demand for solar products provide both good support for this most recent expansion plan and a solid platform for further future expansion.

LEFT TO RIGHT:

Lawrence G. Tapp
Chairman of the Board

Ron J. Jutras
President and Chief Executive Officer



Turning opportunities into reality.

We have many sizeable business and improvement opportunities.

What truly excites us is that ATS has the core capabilities, technologies, knowledge and global presence we need to capture and serve the potential we see ahead – and we are now implementing the organizational strategies, structure and disciplines we need to profitably channel future opportunity into profitable reality.

Change at ATS in the past year has been rapid, focused and managed. It has also affected every one of us, including our management team and Board.

The senior management team has undergone the most change and development as new talent has been added and new roles and responsibilities allocated and assumed. The magnitude of this change was unprecedented for us and reflects our ongoing transition to a more structured, team-based organizational approach following the untimely passing of our entrepreneurial founder in February 2005.

At the Board level during fiscal 2006, we benefitted from the recruitment of two experienced new directors – Bill Biggar and Gerry Hooper. In early fiscal 2007, we recruited Nelson Sims, who brings 35 years of extensive and valuable healthcare experience to ATS. These new director appointments also provide succession for the planned retirements of Robert Ferchat and Richard Campbell in fiscal 2007. Mr. Campbell has served on the Board since 1995 and Mr. Ferchat since 1997. We have benefitted greatly from their contributions and are most appreciative of the many years of service provided by both of these knowledgeable and seasoned business leaders. Our Board is energized, highly capable, and is playing a leadership role in helping management to drive strategic change and development. In these ways, it is focused on priorities that are important to investors: strategy, risk management and performance.

In closing, we firmly believe the steps outlined in this letter – and their related initiatives – will help us to significantly improve our performance and create greater value for shareholders. As shareholders, we are committed to our plan and will be relentless in pursuing our vision and mission.

Yours sincerely,

Lawrence G. Tapp
Chairman of the Board

Ron J. Jutras
President and Chief Executive Officer

June 20, 2006

Our Vision and Mission

Delivering excellence in innovative manufacturing solutions to the world's most successful companies.

> **Our Mission is to achieve this Vision by providing:**

- outstanding value to our customers globally
- superior financial return to our shareholders
- a premier work environment and career opportunities for our employees

> **We will accomplish our Mission by:**

- differentiating ourselves by providing outstanding value through the practical and innovative application of state-of-the-art technologies
- maintaining focus on our core business of providing automated manufacturing solutions to companies in diverse industries
- developing long-term relationships with key customers
- enhancing our ability to serve key customers by utilizing our technological strengths to manufacture high quality component parts and assemblies and provide related services
- creating a distinct, high-performance workplace where all employees build success for their customers and for their careers

Management's Discussion and Analysis

For the year ended March 31, 2006

OVERVIEW

ATS Automation Tooling Systems Inc. ("ATS") operates in three segments:

- **Automation Systems Group ("ASG"):** an industry leader in planning, designing, building, implementing and servicing automated manufacturing and assembly systems – including repetitive equipment manufacturing and test solutions – for a broadly-diversified base of customers. ATS's reputation, knowledge, global presence and standard automation technology platforms differentiate the Company and provide it with substantial competitive advantages in the worldwide market for healthcare, computer-electronics, automotive and consumer products automation.
- **Photowatt Technologies (previously called "Solar Group"):** serves worldwide customers in the rapidly-growing market for photovoltaic solar energy cells and modules. Photowatt Technologies includes Photowatt International, a vertically integrated manufacturing operation that produces ingots, wafers, solar cells and solar modules, and Photowatt Canada (SSP), which is developing Spheral Solar™ Technology, a proprietary, light-weight, flexible photovoltaic technology.
- **Precision Components Group ("PCG"):** a high-volume manufacturer of precision components and subassemblies that uses its own custom-built manufacturing systems, process knowledge and automation technology.

During fiscal 2006, management initiated a multi-year transition to take ATS from an entrepreneurial organization to a more structured and strategy-driven Company. This transition is designed to align ATS's business activities and investments with its strategies, opportunities and targets for long-term shareholder value creation. Year one of this transition saw ATS assign new roles and responsibilities to its senior management team, develop and adopt a new mission, vision, core values and strategy roadmap – complete with specific action plans and objectives – and develop and implement a formal operating plan and formalize its funding strategy for Photowatt Technologies.

Part of this strategic transition has included, to date, many important changes such as:

- Adjusting ASG's sales strategy and formalizing a defined sales process to more intensely pursue strategic customer partnerships in ASG's core markets.
- Streamlining its ASG operations in eastern North America and Europe by reducing the ASG workforce by 6% (during the second and third quarters of fiscal 2006) in order to improve capacity utilization and operating margins.
- Consolidating a small satellite ASG facility, located in Oakville, Ontario, into its ATS Cambridge, Ontario operations (effective third quarter of fiscal 2006).
- Selling the ASG business in Berlin (effective June 1, 2006).
- Launching the first phase of an expansion program in China (first quarter of fiscal 2007). This included entering into a strategic relationship with GD Technologies, a private Chinese-based precision machining company and enlarging two of its three automation systems facilities in China.
- Acquiring the net assets of a small UK automation company (second quarter of fiscal 2006) to improve sales service and installation support in the region.
- Implementing a global supply chain management initiative to better leverage its global purchasing power, improve its ability to cost-effectively source high quality third-party components, and augment capacity.
- Strengthening its PCG operations by divesting its precision metals division (effective January 2006), consolidating its McAllen, Texas facility and repatriating McAllen customer programs into its Ontario-based facilities (completed during the second quarter) and targeting new customer programs as part of its strategy to improve utilization and return PCG to profitability.
- Investing in new capacity at Photowatt International to bring annualized cell capacity at March 31, 2006 to approximately 40 megawatts compared to 32 megawatts at the beginning of the fiscal year and announcing a further expansion plan intended to bring total integrated capacity to 60 megawatts by the end of fiscal 2007.
- Hiring a CEO for the solar business and making significant progress in establishing the resources and organization necessary for Photowatt Technologies to be a standalone business.

Management plans to continue to progress with those initiatives that have not yet been completed, as well as a number of additional strategic priorities in fiscal 2007.

NOTE TO READER

This management's discussion and analysis ("MD&A") should be read in conjunction with the Company's audited Consolidated Financial Statements for the years ended March 31, 2006 and 2005 ("Consolidated Financial Statements") which have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Amounts are expressed in Canadian currency unless otherwise noted. Additional information relating to the Company, including the Annual Information Form, may be found on SEDAR's website at www.sedar.com.

NON-GAAP MEASURES

Throughout this document the term "operating earnings" is used to denote earnings from operations. The terms "earnings from operations," "operating earnings," "operating loss," "operating results," "operating margin," "Order Bookings" and "Order Backlog" do not have any standardized meaning prescribed within GAAP and therefore may not be comparable to similar measures presented by other companies. Note 21 to the Consolidated Financial Statements provides selected financial data for each of the Company's segments including revenue and earnings (loss) from operations and a reconciliation to total Company revenue and earnings from operations for fiscal 2006 and 2005. Operating earnings is one of several measures the Company uses to evaluate the performance of its segments.

AUTOMATION SYSTEMS GROUP

Overview

The Company's largest segment is Automation Systems Group ("ASG"), which contributed 68% of consolidated revenue in fiscal 2006 compared to 71% in fiscal 2005 and 76% in fiscal 2004, excluding the impact of inter-segment revenue eliminations. ASG is primarily engaged in the custom design, manufacture, installation, service and support of automated manufacturing, including repetitive equipment manufacturing and test systems used principally by multinational companies in a broad range of industries.

ASG categorizes its market segments into four industry groups: automotive, computer-electronics, healthcare and "other." The "other" category includes a variety of industries of which consumer products is the largest contributor. Contract values for individual custom automation systems are often in excess of $1.0 million. Given the custom nature of these assignments and depending on contract size, contract durations vary greatly, with typical durations ranging from 6–12 months.

ASG serves its multinational customers globally and as of June 20, 2006 operates 18 manufacturing facilities – encompassing approximately 1.4 million sq. ft. of floor space – including three facilities in Canada (617,000 sq. ft.), six facilities in the US (450,000 sq. ft.), four facilities in Europe (192,000 sq. ft.) and five facilities in Asia-Pacific (185,000 sq. ft.).

ASG ended fiscal 2006 with strong Order Backlog of $221 million, compared to $169 million at March 31, 2005. ASG significantly increased Order Bookings to $544 million during fiscal 2006 compared to $482 million in 2005. In keeping with the Company's intense focus on further penetrating healthcare markets, substantial new healthcare bookings were generated during fiscal 2006. As a result, Order Backlog in the healthcare industry increased to $100 million at March 31, 2006 compared to $55 million at March 31, 2005.

During fiscal 2006, ASG implemented a strategic planning process and identified clear strategic priorities and corresponding action plans for fiscal 2007 that include the following key goals:

- Improve margins and reduce costs.
- Accelerate expansion into the healthcare market.
- Expand in China.
- Continue to build a strong, consistent global ATS brand.
- Continue diversification of the customer base.
- Follow a structured business development process to capitalize on growth opportunities.

Management's Discussion and Analysis (cont'd)

For the year ended March 31, 2006

ASG Operating Results (in millions of dollars, except employees)

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Revenue by industry			
Automotive	**$ 179.7**	$ 167.3	$ 196.8
Healthcare	**158.7**	166.5	71.6
Computer-electronics	**124.3**	161.4	156.0
Other	**38.1**	52.2	42.3
Total ASG revenue	**$ 500.8**	$ 547.4	$ 466.7
Revenue by installation location			
North America	**$ 328.9**	$ 358.8	$ 336.0
Europe	**105.8**	112.5	91.8
Asia/Other	**66.1**	76.1	38.9
Total ASG revenue	**$ 500.8**	$ 547.4	$ 466.7
Operating income	**$ 6.7**	$ 38.8	$ 22.4
Operating margin %	**1.3%**	7.1%	4.8%
Employees at year end	**2,509**	2,612	2,310

Revenue

ASG's revenue in fiscal 2006 declined by 9%, reflecting lower Order Backlog entering the year, the continued strengthening of the Canadian dollar, and further matters discussed below. Management estimates that the significant changes in foreign exchange rates relative to the Canadian dollar during 2006 reduced fiscal 2006 ASG revenue by $31.5 million on a comparative basis to fiscal 2005. These factors were reflected in revenues from all market segments. Automotive revenue increased slightly in fiscal 2006 compared to fiscal 2005, reflecting the fact that 43% of Order Backlog was in this industry sector entering the fiscal year (down to 23% by the end of fiscal 2006). Healthcare revenue decreased slightly during fiscal 2006 compared to fiscal 2005, reflecting the timing of Order Bookings from healthcare customers as well as relatively low healthcare Order Backlog entering the fiscal year. Management believes that projects it bids on in the healthcare sector tend to have long sales cycles due to the size and complexity of these projects, which may result in more frequent order delays than historically experienced in other market segments. Computer-electronics revenue decreased year-over-year due to low Order Backlog entering fiscal 2006 as well as lower levels of revenue from automation systems built for Photowatt Canada (SSP) (see below).

Repetitive Equipment Manufacturing Revenue: The table "ASG Operating Results" includes revenue from the Company's Repetitive Equipment Manufacturing business ("REM"), which primarily serves the healthcare industry. REM revenue continued to grow substantially during fiscal 2006 – increasing 48% to $46 million from $31 million in fiscal 2005. This expanding business supplies sophisticated equipment and work cells to customers on a repetitive basis based on standardized designs. The REM business leverages ASG's design capabilities and reputation with PCG's repetitive manufacturing capabilities, procurement expertise, infrastructure, attractive labour structure, and facilities. As the underlying nature of this business is the supply of automated equipment, the revenue, expenses, assets and liabilities related to this business are reported within ASG.

REM products are typically either integrated into a larger system by the customer for resale, or delivered as a standalone machine to customers who then resell the completed product. Selling prices for this equipment range from less than $0.1 million to more than $1.0 million per unit, depending on the size and complexity of the system. Multiple units may be sold under a contract and overall contract values may be large in the aggregate. During the first quarter of fiscal 2006, management increased the factory space used by REM by 24,000 sq. ft. to 63,000 sq. ft. within existing PCG facilities, reflecting the current and anticipated growth of this business.

Photowatt Canada (SSP): The table "ASG Operating Results" includes ASG revenue from the supply of automation systems to Photowatt Canada (SSP). These inter-segment revenues, totalling $6.5 million in fiscal 2006, $12.7 million in fiscal 2005 and $33.5 million in fiscal 2004, are included under *Revenue by industry: Computer-electronics* and *Revenue by installation location: North America* in the table. ASG sells automation to Photowatt Technologies at prices which management believes are comparable to prices that would be charged to third-party customers. Revenue and related costs from inter-segment work are eliminated on consolidation.

Strategic Acquisition: During the second quarter, the Company fulfilled a strategic need by acquiring the net assets and operations of a small automation business in the United Kingdom. This business contributed $3.6 million of revenue and increased ASG's installation support and sales and service capabilities in this region thereby enabling ATS to better serve its growing customer and installed base in the U.K.

Operating Earnings

ASG operating earnings for fiscal 2006 were $6.7 million compared to $38.8 million in fiscal 2005. Year-over-year performance and operating margins, particularly in ASG's Canadian operations, were impacted by:

- The strong Canadian dollar, which reduced total ASG operating earnings by an estimated $8.1 million during the year ended March 31, 2006, versus the comparable prior year.
- Low Order Bookings during the fourth quarter of fiscal 2005, resulting in low levels of Order Backlog entering fiscal 2006. Total ASG Order Backlog increased 31% from $169 million at March 31, 2005 to $221 million at March 31, 2006.
- Continued pricing pressure and credit risk in certain segments of the North American automotive market. ASG recorded $6.9 million in charges during fiscal 2006 for customers in the North American automotive market, including a $4.7 million pre-tax charge related to the Chapter 11 filing of Delphi Corporation and $2.2 million in pre-tax charges for exposures related to disputes with two other automotive customers.
- Restructuring and severance costs incurred to streamline ASG operations and improve operating performance going forward. ASG recorded pre-tax costs of $1.9 million for workforce reductions and the consolidation of the ATS Niagara facility with ATS Cambridge, as well as additional pre-tax severance costs of $1.5 million incurred during the year for changes in senior management in a number of ASG facilities.
- Technically challenging first-time healthcare assignments that achieved lower operating margins. Many of these first-time assignments provided ASG with improved opportunities for follow-on repeat systems orders and other follow-on business. Additionally, these assignments provided ASG with important knowledge that can be employed to benefit future assignments and serve to further strengthen relationships with targeted customers.

Higher contributions in fiscal 2006 from ASG's western North American, Asian, and REM operations were more than offset by these factors. Although market conditions in Europe remain challenging, ASG's Munich facility returned to profitability in fiscal 2006 and the new UK operations generated good performance.

Fiscal 2005 included a provision taken for a large cost overrun on a project in Europe and a $3.5 million pre-tax charge for two customers whose financial condition had deteriorated.

Order Bookings and Order Backlog

New ASG Order Bookings represent new orders for the supply of automation systems that management believes are firm ("Order Bookings"). Order Backlog is the estimated unearned portion of ASG revenue on customer contracts that are in process and have not been completed at the specified date ("Order Backlog"). Order Bookings and Order Backlog are two indicators of work on hand and short-term prospects for ASG revenue. There are often significant changes in Order Bookings and Order Backlog levels from quarter to quarter. For this reason, and to plan and manage global factory utilization, management continuously and regularly assesses quotation and active order prospects, as well as Order Backlog levels.

New Automation Systems Order Bookings by Quarter (in millions of dollars)

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Q1	**$ 110**	$ 117	$ 105
Q2	**167**	154	145
Q3	**147**	124	94
Q4	**120**	87	184
Total Order Bookings	**$ 544**	$ 482	$ 528

Order Bookings were $544 million in fiscal 2006, 13% higher than the $482 million recorded in fiscal 2005, primarily reflecting increases in healthcare Order Bookings.

Automation Systems Order Backlog by Industry (in millions of dollars)

	March 31, 2006	March 31, 2005	Percentage change
Healthcare	**$ 100**	$ 55	82%
Automotive	**51**	72	(29%)
Computer-electronics	**49**	27	81%
Other	**21**	15	40%
Total Order Backlog	**$ 221**	$ 169	31%

ASG Order Backlog (cont'd)

Order Backlog was $221 million at March 31, 2006, 31% higher than at March 31, 2005. Order Backlog composition changed significantly year-over-year. The Company believes the substantial increase in healthcare and computer-electronics Order Backlog weighting reflects ASG's progress in diversifying and growing its healthcare and computer-electronics markets and the decision to be more selective in accepting automotive assignments given the increased risks associated with the current North American automotive industry. Year-over-year healthcare Order Backlog increased $45 million, or 82%, to $100 million and computer-electronics Order Backlog increased $22 million, or 81%, to $49 million. Automotive Order Backlog decreased $21 million year-over-year, or 29%.

ASG OUTLOOK & STRATEGY

Management believes the 31% year-over-year increase in Order Backlog has improved capacity utilization and factory loading across a significant number of ASG divisions to start fiscal 2007. Management believes that ASG's increased healthcare Order Backlog provides for a solid and diversified revenue base to begin fiscal 2007. Computer-electronics and "other" (primarily consumer products) Order Backlog levels entering fiscal 2007 are also at improved levels, more than offsetting lower automotive Order Backlog.

ASG's outlook for fiscal 2007 is tempered by the impact of the strong Canadian dollar on ASG's Canadian operations and translation of results of non-Canadian ASG divisions, as well as ongoing challenges currently faced by the North American automotive industry. Management expects the Canadian dollar will remain at high levels relative to the US dollar throughout fiscal 2007. It also expects restructuring in the North American auto industry to continue, which may have a negative impact on certain of ATS's customers and may reduce the number of high-quality assignments that are attractive to the Company. Market conditions in Europe are also expected to continue to be challenging, while Asian markets are expected to continue to grow due to economic expansion in the region.

Management continues to believe the underlying global medium and long-term trends that create demand for ASG's automated manufacturing solutions are attractive. These trends include the continuing need for manufacturers to reduce costs, outsource, implement technology advancements, launch sophisticated, often miniaturized new products, improve quality, automate challenging production processes, and compete and operate globally. Management believes the continuing expansion of global manufacturing by multinational companies is a positive trend creating opportunities for ATS due to its unique worldwide presence and global brand strategy. Management believes the automation industry is also populated by many relatively small and medium-sized, regionally focused companies that have limited global presence, and that ATS is one of the largest providers of automation systems globally. Management also believes that ASG's global operating base (encompassing North America, Europe and Asia) provides the Company with a unique competitive advantage in serving its targeted multinational customer base. Management intends to exploit this advantage as part of its strategic plan.

ASG Strategy

During fiscal 2006, ATS implemented a new structured strategic planning process and related strategic plan for ASG. This strategic roadmap is designed to strengthen ASG's short and long-term performance and includes specific initiatives that management believes will have a positive impact on ASG's results, capabilities, project execution, customer relationships and employee skills.

The basis for this plan is a solutions-based strategy that calls on ATS to improve financial performance and shareholder returns by:

- Building enduring strategic relationships with key "partner" accounts by consistently delivering best total value and the best customer experience in services and solutions.
- Excelling in providing valued products, services and solutions that help customers better achieve their time-to-market objectives.
- Levering strategic relationships with suppliers and technology partners to better serve customers and create value.
- Building a consistent global quality and operating standard that delivers the ATS brand to its multinational customers and facilitates improved utilization of ASG global facilities and capacity.
- Continually improve competitiveness through cost reduction, improved resource utilization and high quality standards.
- Proactively identifying and managing total program risks.
- Providing employees with the tools, skills and motivation to enable them to succeed in meeting our strategic goals.

In keeping with this plan, ASG has defined clear strategic priorities and corresponding action plans for fiscal 2007 that include the following key goals:

Improve Margins and Reduce Costs: ASG is intensifying its focus on strategic customers (those that management believes offer ATS the greatest long-term potential) through a new sales and business development program and is also striving to further reduce costs through continuous cost reduction, supply chain, component standardization and business process optimization programs.

Accelerate Healthcare Expansion: Management believes there is significant growth potential in the healthcare market, and has set goals to achieve increased market penetration in pharmaceuticals, medical device, diagnostic and packaging segments. The Company has developed specific growth initiatives, including: increasing the number of ASG facilities that provide services to the healthcare market; maximizing the value of ATS Compliant Solutions™ (a service now provided by ATS to help healthcare customers plan, qualify and implement their projects); and partnering with healthcare equipment suppliers for technology development and licensing.

Expand In China: ASG is expanding its overall presence in China as a means to position itself to serve the growing number of multinational customers who are establishing and expanding operations in the region. During fiscal 2006, a strategic plan to continue to grow critical mass in China over the next several years was developed. Phase 1 of this plan included: acquiring a minority ownership interest in GD Technologies, a private China-based precision machining company serving computer-electronics, disk drive, healthcare and other industries; and, the relocation and expansion of two ASG leased facilities in Shanghai and Dongguan. Through GD Technologies, ATS gains extensive local contacts, assembly, test and supply chain management capabilities, and the ability to conduct joint marketing and customer development. The 35,000 sq. ft. expansion in Dongguan, China and 7,000 sq. ft. expansion in Shanghai, China provide a larger platform to increase operational efficiencies and achieve growth. The Company also operates a third ASG facility in China in Tianjin.

Continue To Build a Consistent Global ATS Brand: Management believes the Company's global size, extensive capabilities and broad geographic presence are unique and major competitive advantages in serving multinational customers. During fiscal 2006, ASG launched a global brand initiative to help ensure all operations share common high standards and practices, which management believes should provide more comprehensive and coordinated customer support globally; lower costs; better global capacity utilization through more efficient work sharing and program transfer; and higher customer service standards.

Further Diversify the Customer Base: A key element in ASG's ongoing strategy is to sustain and build its industrial and regional market presence as a means of enhancing the Company's ability to serve its multinational customer base and reduce the impact of fluctuations in capital spending by any one customer, industry or geographic market. ASG will continue to diversify and expand its already well-established operations in North America, Europe and Asia, including its growing presence in China, and leadership positions in healthcare, computer-electronics and automotive markets, and will continue to expand into new markets such as REM.

Follow a Structured Business Development Process To Capitalize on Opportunity: Innovation and focused technology development are important components of ASG's strategy and competitive advantages. In fiscal 2006, ASG began to implement a new structured business development program to ensure that innovation is driven by market opportunity and strategic fit before engineering development work begins. This is intended to better align ASG's product and market development activities with its new sales and customer strategies and achieve the goal of improving return on investment.

PHOTOWATT TECHNOLOGIES

Overview

Photowatt Technologies (previously referred to as the "Solar Group") includes Photowatt International, comprised of Photowatt France and its related module assembly business in New Mexico, USA (together referred to as "Photowatt International"), and Photowatt Canada (SSP), located in Cambridge, Ontario, which is developing Spheral Solar™ Technology. Photowatt International accounted for substantially all of Photowatt Technologies' revenue during all periods presented. It generated 20% of consolidated ATS revenue in fiscal 2006, compared to 19% in fiscal 2005 and 14% in fiscal 2004.

Photowatt International's customers include numerous small and large distributors and systems integrators in Europe, Africa, Asia, and the United States. Founded in 1972 and acquired by ATS in 1997, Photowatt France is a well established, vertically integrated high-volume manufacturer of conventional multi-crystalline solar ingots, wafers, cells and modules used to generate clean, renewable photovoltaic electricity. Photowatt International employed a total of 570 people at March 31, 2006 (572 at March 31, 2005) and occupies a total of 155,000 sq. ft. of manufacturing space.

Photowatt International achieved record results in fiscal 2006 despite a 10% decline in the average exchange rate for the euro compared to the Canadian dollar. Excluding the translation effect of foreign exchange, revenue for fiscal 2006 would have been an estimated 12% higher than in fiscal 2005. In spite of the negative impact of currency, Photowatt International's operating income increased 60% to $20.9 million on a 1% increase in revenue, which stood at $145.3 million in fiscal 2006.

Photowatt Canada (SSP) is currently developing a proprietary new generation solar technology called Spheral Solar™ Technology, which, to date, has not generated any significant revenue. Due to delays in the commercialization of Spheral Solar™ Technology, the Company recorded a non-cash, after-tax charge of $65 million related to the write down of deferred development costs and other long-lived assets in the fourth quarter of fiscal 2006. Management remains committed to the commercialization of the Spheral Solar™ Technology and is focusing substantial internal and external resources to establish a manufacturing process with acceptable costs and yields for commercial production.

Photowatt Technologies Overview (cont'd)

During fiscal 2006, Photowatt Technologies developed a detailed business plan that is designed to provide a foundation for further growth and development. The plan includes the following key initiatives for fiscal 2007:

- Expand capacity at Photowatt International by 50% to 60 megawatts.
- Secure additional sources of silicon feedstock.
- Develop Spheral Solar™ Technology within Photowatt Canada (SSP).
- Complete the funding strategy for Photowatt Technologies.

Photowatt Technologies Operating Results (in millions of dollars, except employees)

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Revenue by region			
Europe	**$ 122.9**	$ 134.1	$ 80.4
North America	**13.7**	7.0	6.9
Asia/Other	**8.7**	2.7	1.2
Total revenue[1]	**$ 145.3**	$ 143.8	$ 88.5
Operating income (loss)			
Photowatt International	**$ 20.9**	$ 13.1	$ 4.2
Photowatt Canada (SSP)[2]	**(15.9)**	–	–
Operating income	**$ 5.0**	$ 13.1	$ 4.2
Operating margin – Photowatt International	**14.4%**	9.1%	4.8%
Operating margin – Photowatt Technologies	**3.4%**	9.1%	4.8%
Employees at year end[3]	**717**	725	570

(1) Substantially all revenue in fiscal 2006, 2005 and 2004 pertains to Photowatt International.

(2) Photowatt Canada (SSP)'s operating loss pertains to the operating loss incurred during the third and fourth quarters of fiscal 2006. Prior to that time, all expenses were deferred as development costs.

(3) Concurrent with its plan to focus activity on process development at Photowatt Canada (SSP), the Company announced a reduction in its Photowatt Canada (SSP) workforce of 60 employees in May 2006.

Revenue

Photowatt Technologies' consolidated revenue for the year continued to be derived solely from Photowatt International, and (prior to translation) is primarily denominated in euros. For fiscal 2006, Photowatt International's revenue, expressed in Canadian dollars, was a record $145.3 million, or 1% higher than in fiscal 2005, in spite of the significant decline in the average euro exchange rate. The total estimated negative impact on revenue in fiscal 2006 compared to fiscal 2005 from foreign exchange, primarily from translation of the euro to the Canadian dollar, was $16.0 million. Excluding the translation effect of foreign exchange, revenue for fiscal 2006 would have been an estimated 12% higher than in fiscal 2005 reflecting higher production volumes from capacity expansion and price increases from customers. North American revenue increased, reflecting higher sales to North American subsidiaries of European customers of Photowatt France.

Operating Earnings

Photowatt International achieved record operating earnings of $20.9 million or 14% operating margin compared to $13.1 million or 9% operating margin in fiscal 2005. Photowatt International's strong performance reflected the benefits of significant improvements in production yields, throughput gains, cost-reduction initiatives, and capital investments that have been made. Photowatt France continued to improve yields during fiscal 2006 and produced multi-crystalline cells with approximately 200 micron wafer thickness and approximately 15% average efficiency. Higher selling prices, coupled with silicon sourcing strategies, also helped to offset the impact of higher silicon costs on operating earnings.

Photowatt Technologies' consolidated operating earnings were $5.0 million, compared to $13.1 million in fiscal 2005, reflecting the inclusion of Photowatt Canada (SSP)'s aggregate third and fourth quarter operating loss of $15.9 million. Photowatt Canada (SSP)'s operating loss reflects continuing development expenditures designed to advance the commercialization plan for Spheral Solar™ Technology. Prior to the third quarter of fiscal 2006, these costs were capitalized as deferred development.

Non-Cash Charge

Photowatt Canada (SSP) continues to face significant technical challenges associated with the commercial production of Spheral Solar™ Technology products. Due to the current uncertainty in resolving these technological challenges and resulting delays in realizing cash flows from the investment in Spheral Solar™ Technology, generally accepted accounting principles in Canada required that ATS record an after-tax, non-cash provision of $65 million, or $1.10 per share ($96 million pre-tax) against Spheral Solar™ Technology deferred development costs and other long-lived assets in the fourth quarter of fiscal 2006. Total assets recorded on the consolidated balance sheet related to Photowatt Canada (SSP) after this adjustment were approximately $24 million at March 31, 2006 consisting of $7 million of working capital and $17 million of long-lived assets (total assets at March 31, 2005 related to Spheral Solar™ Technology were $111 million).

PHOTOWATT TECHNOLOGIES OUTLOOK & STRATEGY

In fiscal 2006, the solar industry benefitted from strong market conditions, driven by ongoing European subsidy programs, newly introduced North American subsidy programs and growing demand for clean, renewable energy products. Management believes these positive market drivers will continue in fiscal 2007 and for the foreseeable future.

Management believes that the challenge for many solar companies this year and likely through 2008 is the expected rise in cost from supply shortages of solar grade silicon, which is a key input in solar cell manufacturing. Solar grade silicon prices more than doubled during fiscal 2006. Management believes that supply shortages for solar grade silicon will continue throughout fiscal 2007.

Photowatt Technologies Strategy

During the first quarter of fiscal 2006, ATS recruited an experienced executive to fill the role of Photowatt Technologies' CEO. Following this appointment, the solar team developed a detailed business plan to strengthen the organization and prepare it for its next phase of growth and development. This plan includes the following components:

Expand Capacity at Photowatt France: In order to meet anticipated market demand, Photowatt International has initiated a further expansion program that it expects will increase its total vertically integrated (ingot, wafer, cell and module) capacity to an estimated 60 megawatts by the end of fiscal 2007 at an estimated capital cost of 25 million euro. This is in addition to the increase in Photowatt France's cell capacity during fiscal 2006. The cell capacity increase was accomplished through planned investments in equipment made in the second half of the year, and included the addition of a new wire saw process equipment which became operational by year end.

Manage Silicon Supply: During fiscal 2006, Photowatt France mitigated a significant amount of the impact of supply shortages and higher silicon prices on its operating income by achieving improved internal operating efficiencies and through increased market prices for its products. However, Photowatt France's solar-grade silicon costs are expected to continue to increase in fiscal 2007 as its inventory of lower-priced solar-grade silicon is consumed and new solar-grade silicon purchases are likely to be made at higher prices. There remains a risk that selling price increases and improvements in production efficiencies may not be able to fully offset higher solar-grade silicon costs arising from solar-grade silicon shortages.

Management believes that it has secured sources of solar-grade silicon at Photowatt France into the first quarter of calendar 2007 for the majority of its current capacity. The planned capacity expansion to 60 megawatts is anticipated to increase the need for silicon and, therefore, management has identified specific initiatives intended to address the challenge of obtaining sufficient silicon, such as:

- **Use refined metallurgical-grade silicon:** Photowatt France has successfully tested and manufactured solar cells that use lower-grade refined metallurgical silicon, which has the potential to be less expensive and available more quickly than solar-grade silicon. Refined metallurgical-grade silicon is likely to reduce cell efficiency when used in production, but enable higher levels of capacity utilization. Based on the work done to date, management believes the use of this metallurgical-grade silicon is economically viable and Photowatt Technologies intends to use lower-grade refined metallurgical silicon to augment its solar-grade silicon supply.
- **Silicon feedstock conversion:** In fiscal 2006, Photowatt France successfully completed testing of the silicon converted using Photowatt Canada (SSP)'s proprietary silicon conversion technology. This technology converts lower-cost silicon into silicon feedstock that testing has shown is usable by Photowatt France in its production processes. Photowatt Canada (SSP) plans to supply this silicon to Photowatt France throughout fiscal 2007. Based on preliminary estimates, the current capacity of Photowatt Canada (SSP) to manufacture this silicon feedstock could provide silicon to Photowatt France for up to 25% of its current capacity.
- **Augment silicon feedstock with ingots and wafers:** Consistent with fiscal 2006, Photowatt France will seek to continue to augment its supply of silicon feedstock with purchases of polysilicon ingots and wafers which may be available in the market and which can be used by its vertically integrated operation in the production of photovoltaic solar cells and modules. It will also continue to be opportunistic in its purchases of polysilicon.
- **Supply partnerships:** Photowatt Technologies is continuing to explore strategic relationships with a number of potential sources of solar-grade silicon.

Photowatt Technologies Strategy (cont'd)

Develop Spheral Solar™ Technology: Photowatt Canada (SSP) is engaged in the development of Spheral Solar™ Technology under an ongoing commercialization plan. Successful commercialization requires the Company to develop new production processes which are able to achieve yield, power efficiency and manufacturing throughput for this special proprietary solar product. Such processes are required to support successful production and commercialization. This process development work has taken longer than originally expected and significant challenges and risks remain in achieving the process development goals. As a result of challenges in achieving process goals, the Company announced in May 2006 that it would temporarily stop trying to ramp up production and instead focus primarily on further engineering and process development to overcome problem manufacturing areas. The time required to complete the engineering and process development work is not possible to determine; however, management is planning for a period of twelve months for this process development phase. The Company reduced its workforce by 60 people as a result of this decision. In addition to employing its internal engineering staff on development, the Company plans to use the services of outside experts to assist in the development work. While the reduction in staff in May 2006 will reduce costs, Photowatt Canada (SSP) is expected to continue to incur losses during the development period associated with costs in maintaining the factory and equipment and performing the development and engineering work. Concurrently with this process development activity, the Company intends to use proprietary production processes at Photowatt Canada (SSP) to convert certain forms of silicon into silicon feedstock for Photowatt International to use in its production. The Spheral Solar™ Technology development work involves significant start up, technology development and commercialization risks and there remains uncertainty as to the ability and timing to achieve successful commercialization. In the event the Spheral Solar™ Technology development work is not successful, Photowatt Canada (SSP) may be discontinued or adopt a different strategy. Management remains committed to the commercialization of the Spheral Solar™ Technology, and is focusing substantial internal and external resources to establish a manufacturing process with acceptable costs and yields for commercial production.

Complete Funding Strategy for Photowatt Technologies: In January 2006, the Company retained BMO Capital Markets as its financial advisor to help further develop a funding strategy for Photowatt Technologies. In March 2006, ATS announced its intention to pursue an Initial Public Offering ("IPO") of Photowatt Technologies, however, it would also remain open to considering alternate transactions. Considerable progress has been made in legal, tax, accounting and other corporate separation matters related to this initiative. While more work is required, ATS continues to allocate substantial internal and external resources to pursue its funding strategy for Photowatt Technologies and continues to expect to launch the offering in the third or fourth quarter of calendar 2006.

PRECISION COMPONENTS GROUP

Overview

The Precision Components Group ("PCG") is primarily a high-volume, repetitive manufacturing business that primarily serves the automotive parts industry. Finished products supplied by PCG include precision plastic injection-molded components, turned and stamped metal components as well as completed subassemblies that combine the various types of components manufactured by PCG. PCG serves a number of the same customers as ASG and works with ASG by providing it product prototyping, engineering, technical and high-volume manufacturing expertise to help customers achieve their product manufacturing goals.

PCG also provides repetitive equipment manufacturing services to ATS customers to enable the Company to take advantage of the repetitive manufacturing skills, infrastructure, labour rates and other cost advantages of the PCG operations. As previously noted in the ASG discussion, because the repetitive equipment manufacturing performed by PCG involves the assembly of automated systems and equipment, the repetitive equipment manufacturing financial results are reported as part of the ASG segment.

PCG's revenues are primarily derived from tier one, tier two and tier three automotive supply companies in North America. The continuing PCG operations consist of four manufacturing plants located in Ontario (300,000 square feet) and a 17,000 sq. ft. facility in Shanghai, China, which opened in the second quarter of fiscal 2006.

PCG generated 13% of consolidated ATS revenue from continuing operations in fiscal 2006, 13% in fiscal 2005, and 16% in fiscal 2004. The continued decline of the US dollar compared to the Canadian dollar and a challenging North American automotive environment had a significant, negative impact on PCG revenues and operating margins. These external factors masked the significant progress made by PCG in streamlining and improving its operations and positioning the Group for continued operational improvement. All references to PCG refer to the continuing PCG operations unless otherwise noted.

PCG's top priority is to increase its profitability and return on investment. To this end, PCG's strategy in fiscal 2007 includes three major elements:

- Target value-added assignments.
- Continuously enhance efficiency and reduce costs.
- Targeted expansion of profitable operations.

Results from Continuing Operations (in millions of dollars, except employees)

		Fiscal 2006		Fiscal 2005		Fiscal 2004
Revenue by industry						
Automotive	**$**	**87.7**	$	86.7	$	86.3
Computer-electronics		**3.3**		4.6		8.1
Other		**7.3**		6.8		6.9
Total PCG revenue	**$**	**98.3**	$	98.1	$	101.3
Revenue by region						
North America	**$**	**94.1**	$	91.5	$	97.3
Europe		**1.9**		2.8		2.6
Asia		**2.3**		3.8		1.4
Total PCG revenue	**$**	**98.3**	$	98.1	$	101.3
Operating loss	**$**	**(2.7)**	$	(0.4)	$	(1.7)
Operating margin %		**(2.8%)**		(0.4%)		(1.7%)
Employees at year end		**705**		835		974

Revenue

PCG product volumes and revenue increased in fiscal 2006 as a result of a number of factors, including new PCG programs that launched during the year, increased volumes on existing programs, timing of tooling revenue and price increases on certain programs. This revenue growth was masked by the significant, negative impact of lower US-Canadian dollar exchange rates and the discontinuation of an unprofitable customer program (as discussed in the fiscal 2005 MD&A), which reduced revenue by approximately $3.7 million compared to the prior year. The estimated negative foreign exchange impact on PCG revenue for the year ended March 31, 2006 was $5.5 million compared to the prior year.

Operating Loss

PCG's operating loss for the year ended March 31, 2006 was $2.7 million compared to an operating loss of $0.4 million in fiscal 2005 primarily because of the strong Canadian dollar, the challenging North American automotive market and the costs of certain strategic initiatives. The estimated negative impact of the strengthening Canadian dollar on PCG operating results for fiscal 2006 was a $2.8 million reduction in operating earnings compared to fiscal 2005. In addition to the impact of foreign currency, fiscal 2006 results also included $0.5 million of start-up costs (related to new programs and the new facility in China) as well as $1.0 million of incremental cash expenditures incurred in the first quarter of fiscal 2006 to complete the strategic initiative to close PCG's McAllen, Texas facility and consolidate the business into existing PCG operations.

Consequently, PCG's profitability increased significantly during the course of fiscal 2006, with $2.3 million of the $2.7 million operating loss of fiscal 2006 being incurred in the first half of the year. During the fourth quarter, PCG returned to positive operating margins and achieved operating earnings of $0.1 million.

PCG OUTLOOK & STRATEGY

PCG continues to progress towards improved profitability. Management is cautiously optimistic regarding the prospects for PCG reflecting ongoing challenges in the North American automotive market and a strong Canadian dollar. The North American automotive market currently features very competitive pricing and volatile program volumes, which may impact operating margins or levels of revenue during fiscal 2007. While the Chapter 11 filing of Delphi did not have a material direct impact on the continuing operations of PCG during fiscal 2006, the impact of this filing on PCG's customers and suppliers in the automotive sector has put additional pressure on the industry. However, management believes recent strategic initiatives have strengthened the segment and improved its performance potential.

PCG Strategy

PCG's priorities are focused on increasing its profitability and return on investment. To this end, PCG's strategy includes the following elements:

Target Value-Added Assignments: PCG continues to aggressively pursue new profitable business that will better utilize existing capabilities and capacity. Its sales strategy is to focus on value-added manufacturing and higher margin subassembly assignments that make combined use of the Group's diverse engineering, prototyping and manufacturing capabilities in engineered injection-molding, metal forming, automated assembly and test.

PCG Strategy (cont'd)

Continuously Enhance Efficiency and Reduce Costs: PCG implemented a number of steps to rationalize, streamline and improve its operations in fiscal 2006 and expects to continue this trend into fiscal 2007. PCG also intends to continue to refine its well-established continuous improvement programs, including Six Sigma that are designed to deliver ongoing cost reduction, increased efficiency, and improve working capital management. PCG is also actively managing its supply base to achieve competitive and cost advantages.

Target Expansion of Profitable Operations: Reflecting increased customer demand and capacity constraints at its existing leased facility in Stratford, Ontario, PCG has announced plans to relocate its successful and profitable Omex business to larger, leased facilities at an operating cost of $0.8 million. This cost is expected to be incurred over the second and third quarters of fiscal 2007 and the move is expected to be complete by the end of calendar 2006. The new Omex facility will have approximately 74,000 sq. ft. of space compared to the current facility's 40,000 sq. ft.

CONSOLIDATED FINANCIAL RESULTS

Selected Annual Information (in millions of dollars, except per share amounts)

		Fiscal 2006		Fiscal 2005		Fiscal 2004
Revenue	$	734.5	$	770.9	$	616.9
Earnings (loss) from operations	$	(2.6)	$	40.5	$	13.0
Net earnings (loss) from continuing operations	$	(67.3)	$	30.5	$	1.7
Earnings (loss) per share from continuing operations – basic and diluted	$	(1.14)	$	0.50	$	0.03
Net earnings (loss)	$	(69.3)	$	9.3	$	(2.3)
Net earnings (loss) per share – basic and diluted	$	(1.17)	$	0.15	$	(0.04)
Total assets	$	649.4	$	739.8	$	729.9
Total long-term debt	$	39.9	$	41.1	$	44.4

For fiscal 2006, revenue from continuing operations was $734.5 million, $36.4 million or 5% lower than a year earlier. This decrease primarily reflects a 6% decline in ASG revenue as a result of the significant, negative impact of foreign exchange. Changes in effective foreign exchange rates reduced consolidated revenue by an estimated $53.0 million for the year ended March 31, 2006 compared to fiscal 2005.

Consolidated loss from operations for fiscal 2006 was $2.6 million compared to earnings from operations of $40.5 million in the comparable prior year. Excluding the impact of development costs and operating losses in Photowatt Canada (SSP), consolidated earnings from operations for the year ended March 31, 2006 would have been $13.4 million.

Changes in effective foreign exchange rates reduced consolidated operating earnings for the year ended March 31, 2006 compared to fiscal 2005 by an estimated $13.4 million.

Amortization expense increased $4.0 million to $32.4 million during fiscal 2006 compared to the prior year, primarily due to $4.4 million of amortization in Photowatt Canada (SSP) related to certain equipment. Until September 30, 2005, Photowatt Canada (SSP) incurred no amortization expense because it was in a pre-production phase, and all development costs during this period were deferred.

Selling, general and administrative ("SG&A") expenses for fiscal 2006 increased $9.7 million to $89.3 million compared to the prior year period, including: $2.1 million of SG&A expenses in Photowatt Canada (SSP) for the third and fourth quarter of fiscal 2006, that were deferred in the prior year; a $4.7 million provision taken in the second quarter in respect of the Chapter 11 filing of Delphi Corporation; a $2.2 million provision related to two contractual disputes with two automotive customers; $1.9 million of restructuring costs incurred by ASG in the third quarter; and $1.5 million of additional severance costs related to changes in management. Fiscal 2005 included a $3.5 million pre-tax charge for two customers whose financial condition had deteriorated.

Stock-based compensation cost increased $1.3 million in fiscal 2006 compared to fiscal 2005. Stock-based compensation cost reflects the issuance and cancellation of employee stock options, the increased use of deferred stock units under the Directors' compensation plan, and the appreciation of the outstanding deferred stock units.

Increased interest expense for the year ended March 31, 2006 reflected higher interest rates and greater usage of the Company's credit facilities compared to a year ago.

Net loss for fiscal 2006 was $69.3 million ($1.17 per share basic and diluted) compared to net earnings of $9.3 million (15 cents per share basic and diluted) for the same period last year. Excluding the impact of Photowatt Canada (SSP)'s deferred development cost and other long-lived asset impairment charges and operating losses, consolidated net earnings for the year ended March 31, 2006 would have been $6.3 million (0.11 cents per share).

Other Income and Expenses

The Company's net earnings from continuing operations in fiscal 2006 and 2005 included several special charges.

Asset Impairment: The Company regularly reviews the net recoverable amount of its deferred development costs and long-lived assets. As a result of this review, in the year ended March 31, 2006, the Spheral Solar™ Technology deferred development costs were written down by $43.7 million, while equipment was written down by $50.8 million, and intangible assets were written down by $1.7 million for a total impairment expense of $96.2 million before taxes and $64.8 million after taxes. The impairment was due to delays and uncertainty in realizing cash flows from the investment in the Spheral Solar™ Technology.

Goodwill: During fiscal 2005, a $22.2 million ($20.7 million after tax) non-cash charge was taken related to the write-down of PCG's goodwill. The annual review of the Company's goodwill concluded that the value of the PCG goodwill was impaired as a result of both the continued sector-wide difficulties in the North American automotive industry and the substantial decline in the relative value of the US dollar.

Insurance Proceeds: During fiscal 2005, the Company received life insurance proceeds of $27.0 million as a result of the death of the Company's founder, Mr. Klaus Woerner. Life insurance proceeds of $25.0 million were received by the Company under a life insurance policy that was established in conjunction with the Company entering into an option to repurchase certain shares held by Mr. Woerner (see "Share Repurchase Option"). The remaining $2.0 million of life insurance proceeds were used to partially fund transition costs associated with the change in Company leadership.

Discontinued Operations

For the year ended March 31, 2006, the Company incurred an after-tax loss of $2.1 million (3 cents per share, basic and diluted) from the decision in fiscal 2005 to discontinue PCG's precision metals division ("Precision Metals"). In fiscal 2005 the Company divested its thermal solutions business ("Thermals Business").

Precision Metals: Effective January 2, 2006, the Company completed the sale of Precision Metals for net proceeds of $4.3 million, including transaction costs. The results and financial position of Precision Metals have been segregated and presented separately as "discontinued operations" and "assets held for sale" in the accompanying Consolidated Financial Statements. The loss from discontinued operations in fiscal 2006 includes a loss of $0.7 million ($0.5 million after income taxes) to reduce the Precision Metals assets to the estimated net realizable value after transaction costs. The Company retained the land and building related to the Precision Metals operations and entered into a lease agreement with the purchaser for use of the land and building. The net loss from discontinued operations incurred during fiscal 2006 was $2.2 million compared to a loss of $17.0 million in fiscal 2005.

Thermals Business: During fiscal 2005, the Company sold the intellectual property, inventory and key operating assets of its Thermals Business for net cash proceeds of $8.9 million. The loss from the discontinued Thermals Business for fiscal 2005 of $3.8 million (2004 – $1.2 million) includes the pre-tax loss on the sale of the assets of $3.2 million (after tax $1.7 million). The Company did not incur any significant further net loss related to this business in fiscal 2006.

See Note 2 to the Consolidated Financial Statements for further details on the discontinued operations.

Subsequent Event

Effective in June 2006, the Company sold the key operating assets including equipment, current assets, trade accounts payable and certain other assets and liabilities of its Berlin, Germany coil winding subsidiary. Revenue and operating loss associated with this subsidiary for the year ended March 31, 2006 were approximately $8.9 million and $0.6 million respectively. The Company anticipates recording a non-cash charge of approximately $2.0 million during the first quarter of fiscal 2007 related to this sale, and will account for the sale of these assets as a discontinued operation.

FOURTH QUARTER 2006

Consolidated revenue from continuing operations for the three months ended March 31, 2006 was $210.8 million, $2.1 million or 1% higher than a year earlier. This mainly reflected a 13% increase in PCG revenues, with ASG and Photowatt International revenue remaining at levels consistent with the fourth quarter of the prior year. The estimated effect on revenue of changes in effective foreign exchange rates was a reduction in revenue of $17.3 million for the three months ended March 31, 2006 compared to the same period of the prior year.

Consolidated loss from operations for the three months ended March 31, 2006 was $1.3 million, compared to earnings from operations of $15.4 million a year ago, reflecting Photowatt Technologies' operating loss of $1.9 million (operating earnings of $6.0 million a year ago), ASG operating earnings of $3.6 million (operating earnings of $12.3 million a year ago), and PCG breakeven operating results (breakeven a year ago). Excluding the impact of Photowatt Canada (SSP), consolidated earnings from operations for the three months ended March 31, 2006 would have been $6.8 million. Changes in effective foreign exchange rates reduced consolidated operating earnings for the three months ended March 31, 2006 compared to the same period of fiscal 2005 by an estimated $6.2 million.

Further analysis of the financial results of the fourth quarter was publicly released on May 25, 2006 and can be found on SEDAR at www.sedar.com or on the Company's website at www.atsautomation.com.

Management's Discussion and Analysis (cont'd)

For the year ended March 31, 2006

Summary of Consolidated Quarterly Data (in thousands of dollars, except per share data)

Fiscal 2006		Q1		Q2		Q3		Q4
Revenue	$	190,500	$	154,510	$	178,720	$	210,803
Earnings (loss) from operations	$	9,170	$	(3,871)	$	(6,632)	$	(1,315)
Net earnings (loss) from continuing operations	$	5,751	$	(2,995)	$	(5,310)	$	(64,783)
Earnings (loss) per share from continuing operations, basic and diluted	$	0.10	$	(0.05)	$	(0.09)	$	(1.10)
Net earnings (loss)	$	5,426	$	(3,329)	$	(5,801)	$	(65,589)
Earnings (loss) per share, basic and diluted	$	0.09	$	(0.06)	$	(0.10)	$	(1.11)

Fiscal 2005		Q1		Q2		Q3		Q4
Revenue	$	181,486	$	180,294	$	200,460	$	208,695
Earnings from operations	$	6,341	$	7,654	$	11,175	$	15,367
Net earnings from continuing operations	$	3,945	$	4,684	$	7,283	$	14,558
Earnings per share from continuing operations, basic and diluted	$	0.07	$	0.08	$	0.12	$	0.24
Net earnings	$	2,780	$	432	$	5,627	$	459
Earnings per share, basic and diluted	$	0.05	$	0.01	$	0.09	$	0.01

ATS typically experiences some seasonality with its revenue and earnings due to summer plant shutdowns by its customers and traditional summer shutdowns at its Photowatt France and PCG operations. Accordingly, revenue during the second quarter or three months ended September 30 is usually lower than in the first and third quarters.

INVESTMENTS

In fiscal 2006, the Company's investment in non-cash working capital decreased 14% on a 5% decrease in revenues. The decrease in working capital reflected numerous factors, including: decreased revenue; the timing of various expenditures and collections on projects that are reflected in changes in working capital for contracts-in-progress; variations in accounts receivable; accounts payable and inventories; and the impact of changes in foreign exchange rates. Management continues to actively manage its investment in non-cash working capital relative to revenue volumes in order to improve return on investment and expects that future cash investments in non-cash operating working capital will continue to fluctuate relative to revenue volumes.

Summary of Investments (in millions of dollars)

		Fiscal 2006		Fiscal 2005		Fiscal 2004
Investments – increase (decrease)						
Non-cash operating working capital	$	(21.1)	$	26.3	$	(2.2)
Acquisitions		(0.5)		–		0.7
Property, plant and equipment		42.4		49.9		76.0
Other long-term investments		13.7		15.0		10.2
Disposal of assets held for sale		(7.4)		(10.3)		(8.9)
Total net investments	$	27.1	$	80.9	$	75.8

Property, plant and equipment expenditures totalled $42.4 million in fiscal 2006 and supported the ongoing operation of the Company's three segments. Total ASG property, plant and equipment expenditures of $9.2 million in fiscal 2006 included costs to complete a new ASG facility (including production equipment) in Malaysia – which served to increase ATS's presence and better serve customers in Asia – and the costs to construct a facility in Oregon that allowed ASG to consolidate its Oregon operations, reduce costs and increase efficiencies. Expenditures at Photowatt International totalling $19.0 million were primarily to increase capacity and manufacturing efficiencies. PCG property, plant and equipment purchases, consisting mainly of equipment purchases for new programs and for production equipment for its new PCG China facility, totalled $5.0 million.

Investments in Photowatt Canada (SSP) property, plant and equipment were $9.2 million in fiscal 2006 (2005 – $12.1 million) and primarily related to the acquisition of production equipment.

During fiscal 2006, ATS continued to invest in development programs, each of which is intended to support future revenue and earnings growth. Under Canadian GAAP, costs relating to development projects that meet certain specified criteria are to be deferred to the extent that recovery of the related development cost can be reasonably regarded as assured. As described in Note 8 to the Consolidated Financial Statements, the Company deferred $8.8 million of development costs in fiscal 2006 (2005 – $21.6 million), of which $8.1 million related to Spheral Solar™ Technology. During the fourth quarter of fiscal 2006, the Company recorded an impairment charge on Spheral Solar™ Technology deferred development costs of $43.7 million. At March 31, 2006, total investment in deferred development on the Company's balance sheet was $4.0 million, none of which related to Spheral Solar™ Technology.

The Company's investment in deferred pre-production costs was $1.4 million at March 31, 2006 (2005 – $2.3 million). Deferred pre-production costs primarily relate to qualified expenditures, other than capital equipment, for orders on hand in the Precision Components Group. Amortization of deferred pre-production expenditures totalled $0.7 million in fiscal 2006.

All of the Company's investments involve risks and require that the Company make judgments and estimates regarding the likelihood of recovery of the respective costs. In the event management determines that any of the Company's investments have become permanently impaired or recovery is no longer reasonably assured, the value of the investment would be written down to its estimated net realizable value as a charge against earnings. Due to the magnitude of certain investments, such write downs could be material.

LIQUIDITY, CASH FLOW AND FINANCIAL RESOURCES

Cash, Leverage and Cash Flow from Operations (in millions of dollars, except ratios)

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Year-end cash and short-term investments	**$ 27.9**	$ 49.5	$ 38.6
Year-end debt-to-equity ratio	**0.1:1**	0.1:1	0.1:1
Cash flow from operations	**$ 27.1**	$ 92.7	$ 36.2

Cash and short-term investments decreased by $21.6 million during fiscal 2006. This decrease was primarily as a result of the $25.0 million repurchase of shares during fiscal 2006 using life insurance proceeds received during fiscal 2005 (see "Share Repurchase Option" below). At March 31, 2006, ATS had $97 million of unutilized credit available under its various operating and term bank facilities. The Company ended the year with its debt-to-equity ratio remaining strong at 0.1:1. Management believes that the Company's financial strength is a significant competitive advantage due to the fact that customers value financial stability, especially in light of the significant financial difficulties of many of the Company's competitors over the past several years. Management believes that the Company's strong balance sheet provides ATS with significant financial flexibility entering fiscal 2007. Management believes that the Company's foreseeable cash needs for fiscal 2007 can be funded by cash from operations, existing cash resources, available credit and debt capacity. The Company is in compliance with its loan covenants. The Company reviews strategic acquisition opportunities on a regular basis. Acquisition cash needs, if any, would depend on the size of the acquisition and the form of purchase consideration to be paid.

The Company's future cash flow depends on a number of factors including operating earnings, ongoing working capital requirements, the level and timing of new business and capital expenditures, and acquisitions that ATS may make. Automation systems contracts can have a significant impact on the Company's working capital requirements due to the underlying nature of the business. Cash flow from an automation systems contract is determined by the progress billing schedule negotiated with the customer and the achievement by ATS of specified progress-billing milestones. These factors vary from contract to contract, and may result in significant changes in cash requirements from quarter to quarter. Working capital requirements in Photowatt Technologies and PCG also fluctuate due to changes in revenue, negotiated contract terms and inventory levels. Due to the tightness of silicon supply, the nature of market supply agreements and the terms of those agreements are changing and are becoming increasingly more onerous on silicon buyers. As discussed, Photowatt Technologies is considering various alternatives to improve the security of supply. These alternatives include obtaining silicon from Photowatt Canada (SSP), and may include commitments to higher pricing than in the past and may include some form of advance payments against future shipments, all of which may result in a corresponding increase to investment in working capital. Timing of cash flows from Photowatt Technologies and PCG may also vary depending upon the launch of production on new orders and ongoing shipment releases provided by customers. ASG and PCG also continue to experience demand for extended payment terms by customers.

Note 10 to the Consolidated Financial Statements describes the Company's long-term debt position and repayment obligations at March 31, 2006. The Company's significant commitments, including minimum lease payments under operating leases, are described in Note 15 to the Consolidated Financial Statements. There are no other significant off balance sheet arrangements that management believes will have a material effect on the results of operations or liquidity.

Contractual Obligations (in millions of dollars)

	Total	Less than 1 year	1–3 years	4–5 years	Beyond 5 years
Long-term debt	$ 39.9	$ –	$ 5.7	$ 15.8	$ 18.4
Operating leases	11.7	4.2	4.8	2.5	0.2
Total	$ 51.6	$ 4.2	$ 10.5	$ 18.3	$ 18.6

The Company's off balance sheet arrangements consist of operating lease financing related primarily to facilities and equipment and derivative financial instruments.

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the Canadian dollar. The Company generates significant revenues in major foreign currencies, primarily US dollars, which exceed the natural hedge provided by purchases of goods and services in those currencies. In order to manage a portion of this net foreign currency exposure, the Company has entered into foreign exchange forward contracts. The timing and amount of these foreign exchange contracts are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company's markets, and the Company's past experience.

In addition, the Company enters forward contracts to manage the foreign exchange risk arising from certain intercompany loans and net investments in certain self-sustaining subsidiaries.

The Company does not use hedging to speculate, but rather as a risk management tool.

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and continuously monitoring their creditworthiness. The Company's credit exposure to forward contracts is the current replacement value of contracts that are in a gain position.

For further information related to the Company's use of derivative financial instruments refer to Note 4 of the Consolidated Financial Statements.

FISCAL 2007 EXPENDITURE PLAN

Property, plant and equipment expenditures of approximately $55 million are planned for fiscal 2007. This includes costs for the planned 25 million euro expansion of capacity at Photowatt France and the capital requirements for continuing ASG and PCG businesses. Capital spending is primarily governed by return on investment objectives, health and safety, and strategic initiatives, including but not limited to the Company's need to expand capacity for new orders, update technology in response to market demands, gain increased operational efficiencies and enhance revenue opportunities in regional markets. Capital expenditures related to new PCG orders must often be made six months or more before shipments start. Photowatt Canada (SSP) is expected to continue to require cash funding during fiscal 2007 to fund its development activities and possibly for additional capital, depending on the outcome of the process development work that it is currently performing.

As of June 20, 2006, the Company had 59,244,502 common shares and 2,381,172 stock options to acquire common shares of the Company outstanding.

SHARE REPURCHASE OPTION

Under an agreement entered into in 1998, the Company was granted the option by 566226 Ontario Ltd., a corporation at that time controlled by the Company's founder, Mr. Klaus Woerner, to repurchase all or a portion of the ATS shares held by 566226 Ontario Ltd. upon the death of Mr. Woerner, subject to certain limits and restrictions. This agreement was entered into to provide the Company with the ability to ensure an orderly disposition of shares controlled by Mr. Woerner's estate.

In April 2005 the Company exercised its option to purchase for cancellation 1,974,723 ATS common shares at a price of $12.66 per share. The total purchase price of $25 million was funded by the life insurance proceeds of $25 million received by the Company under a life insurance policy that had been maintained in respect of Mr. Woerner and which was established in conjunction with the execution of the option agreement. The share repurchase reduced share capital by $11.2 million and retained earnings by $13.8 million as further described in Note 19 to the Consolidated Financial Statements.

IMPACT OF FOREIGN EXCHANGE

A decline in the value of US currency relative to the Canadian dollar had a large, negative impact on the Company's revenue, operating earnings and net earnings in fiscal 2006 on a comparative basis to fiscal 2005. The table provides an estimate of the total impact on revenue and operating earnings (net of the offsetting impact of the Company's forward exchange contracts) due to changes in foreign exchange rates for all of the Company's principal trading currencies.

Estimated Fiscal 2006 Foreign Exchange Impact (in millions of dollars)

For the year ended March 31, 2006	As reported	% change vs. last year	Estimated negative impact of foreign exchange included in reported results	% change vs. last year excluding foreign exchange impact
Revenue*				
Automation Systems	$ 500.8	(8.5%)	$ 31.5	(2.8%)
Photowatt Technologies	145.3	1.1%	16.0	12.2%
Precision Components	98.3	0.2%	5.5	5.9%
Elimination of inter-segment revenue	(9.9)			
Consolidated	$ 734.5	(4.7%)	$ 53.0	2.2%
Operating earnings (loss)*				
Automation Systems	$ 6.7	(82.6%)	$ 8.1	(61.6%)
Photowatt International	20.9	59.8%	2.5	78.8%
Photowatt Canada (SSP)	(16.0)	–	–	–
Precision Components	(2.7)	586.2%	2.8	(113.1%)
Inter-segment elimination and other corporate expenses	(11.5)			
Consolidated	$ (2.6)	(106.5%)	$ 13.4	(73.4%)

* From continuing operations

ATS continues to follow a transaction hedging program to help mitigate the impact of short-term foreign currency movements, primarily in its Canadian operations which often transact business in US dollars. This hedging activity consists primarily of forward exchange contracts for the sale of US dollars. Purchasing third-party goods and services in US dollars by Canadian operations also acts as a partial offset to US dollar exposure. Management estimates that its forward exchange contract hedging program is primarily effective for movements in currency rates within a four- to six-month period. See Note 4 to the Consolidated Financial Statements for details of the financial instruments outstanding at March 31, 2006. The impact on consolidated revenue and operating earnings from translation was a reduction of $35.1 million and $2.5 million respectively.

Currency	Year-end actual exchange rates in CDN$			Period average exchange rates in CDN$		
Year ended	**March 31, 2006**	March 31, 2005	% change	**Fiscal 2006**	Fiscal 2005	% change
US dollar	**1.1680**	1.2151	(4%)	**1.1930**	1.2768	(7%)
Euro	**1.4169**	1.5661	(10%)	**1.4517**	1.6072	(10%)
Singapore dollar	**0.7223**	0.7321	(1%)	**0.7177**	0.7622	(6%)

CRITICAL ACCOUNTING ESTIMATES

Contracts in Progress and Revenue Recognition for ASG

The nature of ASG contracts requires the use of estimates to quote new business and most automation systems are typically sold on a fixed-price basis. As described in Note 1(h) to the Consolidated Financial Statements, revenue on automation systems contracts is recognized under the percentage-of-completion method of accounting, which requires management to exercise significant judgment in estimating the future costs of completing individual contracts over the life of the contract. If the actual costs incurred by the Company to complete a contract are significantly higher than estimated, the Company's earnings may be negatively affected. The use of estimates involves risks, since the work to be performed involves varying degrees of technical uncertainty, including possible development work to meet the customer's specification, the extent of which is sometimes not determinable until after the project has been awarded. In the event the Company is unable to meet the defined performance specification for a contracted automation system, it may need to redesign and rebuild all or a portion of the system at its expense without further increase in the selling price. Certain contracts may have provisions that reduce the selling price if the Company fails to deliver or complete the contract by specified dates. These provisions may expose the Company to contingent liabilities.

ASG contracts may be terminated by customers in the event of a default by the Company or for the convenience of the customer. In the event of a termination for convenience, ATS must typically negotiate a settlement reflective of the progress achieved on the contract and/or the costs incurred to the termination date. If a contract is cancelled, Order Backlog is reduced and production efficiencies may be negatively impacted.

Complete provision, which can be significant, is made for losses on such contracts when such losses first become known. Revisions in estimates of costs and profits on contracts, which can also be significant, are recorded in the accounting period in which the relevant facts impacting the estimates become known.

REM revenue is recognized when earned, which is generally at the time of shipment and transfer of title to the customer, providing collection is reasonably assured.

Revenue Recognition for Photowatt International and PCG

As described in Note 1(h) to the Consolidated Financial Statements, Photowatt International and PCG revenue is recognized when earned, which is generally at the time of shipment and transfer of title to the customer, providing collection is reasonably assured. While the Company may enter into long-term sales contracts, many sales are made on the basis of individual orders, as is customary in the industry. This can increase revenue volatility because shipment volumes may vary depending on current demand.

Valuation of Deferred Development Costs

Development activities are normally undertaken with a reasonable expectation of commercial success and of future benefits arising from the work, either from increased revenue or from reduced costs. Development costs may be deferred to the extent that costs deferred can be recovered by expected future revenues less related costs. The degree of certainty as to future benefits of particular development projects varies and requires management judgment in assessing the amount of the expected future benefits and the degree of certainty with respect to realizing those benefits.

As described in Note 1(i) to the Consolidated Financial Statements, deferred development costs are reviewed annually for recoverability. When the criteria that previously justified the deferral of costs are no longer met, the unamortized balance is written off as a charge to earnings in that period. When the criteria for deferral continue to be met, but the amount of deferred development costs that can reasonably be regarded as assured through recovery of related future revenues less relevant costs is exceeded by the unamortized balance of such costs, the excess is written off as a charge to earnings in that period. During the year ended March 31, 2006, the Company determined that the carrying value of certain deferred development costs related to Spheral Solar™ Technology were in excess of its associated estimated undiscounted future cash flows and the deferred development assets were written down by $43.7 million as further described in Note 17 to the Consolidated Financial Statements.

Valuation of Other Long-Lived Assets and Goodwill

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate the carrying value may not be recoverable.

As described in Note 1(g) to the Consolidated Financial Statements, long-lived assets such as property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the total of the estimated undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recognized for the excess of the carrying value over the fair value of the asset. Judgment is involved in determining the expected future cash flows that will be generated by the asset. During the year ended March 31, 2006, the Company determined that the carrying value of certain long-lived assets in respect of Photowatt Canada (SSP) was in excess of its associated estimated undiscounted future cash flows and plant and equipment was written down by $50.8 million and intangible assets were written down by $1.7 million as further described in Note 17.

In connection with business acquisitions completed by the Company, the Company identifies and estimates the fair value of the net assets acquired, including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. As described in Note 1(f) to the Consolidated Financial Statements goodwill is assessed for impairment on an annual basis.

Valuation of Future Income Tax Assets

As described in Note 1(l) to the Consolidated Financial Statements, the Company's future income tax asset balance represents temporary differences between financial reporting and tax basis of assets and liabilities including research and development costs and incentives, property, plant and equipment, asset impairment charges not yet deductible and operating loss carryforwards, net of valuation allowances. The Company considers both positive evidence and negative evidence to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance to reduce future income tax assets to the amount that is more likely than not to be realized. Should the Company determine that it is more likely than not that it will not be able to realize all or part of its future income tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.

Consistent with fiscal 2005, the Company determined that it was not able to satisfy the "more likely than not" standard with respect to the valuation of its future income tax asset balance related to certain loss carryforwards, and recorded a partial valuation allowance of $15.0 million against the balance during fiscal 2006.

CHANGES IN ACCOUNTING POLICIES

Note 1 to the Consolidated Financial Statements describes the basis of accounting and the Company's significant accounting policies.

Financial Instruments

The CICA has published three new accounting standards: *"Financial Instruments – Recognition and Measurement," "Hedges"* and *"Comprehensive Income."* These accounting standards introduce new requirements for the recognition and measurement of financial instruments that are designed to harmonize Canadian accounting standards with US standards. These accounting standards are to be applied no later than the fiscal years beginning on or after October 1, 2006. Management is currently evaluating the potential implications of these new standards on the Company's financial statements.

RELATED-PARTY TRANSACTIONS

There were no related-party transactions in fiscal 2006.

DISCLOSURE CONTROLS

The Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective, based on their evaluation of the effectiveness of these controls and procedures as of the end of the period covered by this report.

OTHER MAJOR CONSIDERATIONS AND RISK FACTORS

Automation Systems Pricing: Individual prices and terms for automation systems contracts are typically negotiated between ATS and its customers. Profit margins vary depending on a number of factors, including, but not limited to, market conditions, technical risk, competition, the results of negotiation and revenue mix.

Automation Systems Revenue Mix: An automation systems order typically requires ATS to integrate third-party content (third-party equipment, components and subcontract work) with its own products and services (ATS value-added) to produce a complete automated manufacturing system. Third-party content typically comprises a significant portion of the total value of an automation systems order. Specific third-party equipment, reflecting the functional requirements of the system, is often required under the terms of the customer's order. ATS subcontracts work on an automation systems order as required to supplement internal resources and to manage capacity and customer delivery schedules. The amount of revenue ATS earns from third-party content in automation systems in a particular reporting period depends primarily on the value of such content integrated by ATS during that period. The amount of third-party content may be subject to significant fluctuations from period to period and depends upon the nature and specifications of the automation systems orders in process, the value and timing of deliveries of third-party content, and the amount of subcontracting used in the period.

ASG typically earns significantly lower margins on third-party content compared to margins from ATS value-added content. Therefore, higher-than-normal third-party content in a period may increase revenues while diluting margins, whereas lower third-party content in a period may reduce revenues and increase margins.

Other Major Considerations (cont'd)

First-Time Assignment Risk: ASG earnings and operating margins may also be impacted by changes in the proportion of revenue derived from first-time automation systems projects compared to repeat automation systems projects. First-time systems may have lower margins than repeat systems because the technical risks associated with the development of such projects are higher and the costs of non-recurring engineering and development may be higher than the amounts provided for in the Company's quotation. Repeat systems are often completed more quickly, at lower cost and with better margins because the development work was completed on previous projects. Projects from first-time customers also have increased risk of lower margins as customer expectations may vary from those of the Company, resulting in higher costs to complete customer acceptance of the order.

Automotive Market Risk: The North American automotive market is undergoing significant restructuring and challenges related to the operations of the "Big Three." While ATS does not directly serve these companies, it does generate revenue in ASG and PCG from suppliers to the Big Three. Due to the severity of these rationalization steps, and the potential impact on the financial health of these automotive parts suppliers, ATS faces heightened risks in serving the North American automotive market, including the risks of financial failure by customers, increased pricing pressure which may lead to margin compression, and increased risk of customer disputes and litigation. ATS has adopted a number of policies to manage and monitor its future exposure to automotive customers and in fiscal 2006, put in place additional controls. As a result, ATS must grow in other markets to offset its more selective approach to automotive opportunities, which may result in reduced revenues from this sector. There is no guarantee that the automotive assignments ATS chooses to engage in will be profitable or as profitable as expected when quoted by ATS or that the Company will be able to offset challenges in the automotive market by growing in other markets. Sales cycles in other markets for automation, particularly for healthcare, can be longer and there is no guarantee that order flow will match ATS's requirements for optimal capacity utilization.

Competition Risk: Many of ATS's current and potential competitors, particularly within the PCG and Photowatt Technologies segment, may have greater brand name recognition, more established distribution networks, access to larger customer bases, longer operating histories, and substantially greater financial, distribution, technical, sales and marketing, manufacturing and other resources than ATS does. As a result, those competitors may have cost advantages relative to ATS, including stronger bargaining power with suppliers that may result in more favourable pricing, as well as the ability to secure supplies at times of shortages.

Photowatt Technologies competes in the solar market, which is intensely competitive and rapidly evolving. Many of Photowatt Technologies' competitors have established more prominent market positions, and if Photowatt Technologies fails to attract and retain customers and establish successful distribution networks in its target markets for its products, it will be unable to compete. Photowatt Technologies expects to compete with future entrants to the solar market that offer new technological solutions which could cause Photowatt Technologies' products to become obsolete or non-competitive.

Foreign Exchange Risk: The operations and activities of the Company in foreign markets creates both foreign currency translation and transaction exposure to changes in exchange rates, primarily to the US dollar and the euro. This risk is significant during periods when the relative value of the Canadian dollar increases sharply against foreign currencies (as in fiscal 2005–2006) because contracts are fixed at certain pre-determined exchange rates. The accounting policy for foreign currency translation is described in Note 1(b) to the Consolidated Financial Statements. The Company does not hedge its earnings translation exposure. Therefore, the impact of changes in exchange rates on the translation of the earnings of foreign subsidiaries into Canadian dollars will be directly reflected in consolidated earnings. However, to reduce its estimated net foreign currency transaction exposure, the Company maintains a hedging program which is described in Note 4 to the Consolidated Financial Statements. To the extent net foreign currency cash inflows are not fully hedged, strengthening of the Canadian currency, vis-à-vis these foreign currencies, will negatively impact the Company's earnings stated in Canadian dollars. The transaction hedging program helps mitigate the short-term impact of changes in exchange rates on the Company's revenues, earnings, balance sheet and Order Backlog while the Company seeks to adjust to longer-term changes in exchange rates and the impact on the Company's competitiveness in foreign markets.

To further reduce the longer-term impact of US dollar currency movements on the Company's competitiveness, ATS has a significant operating presence in the US and may also be able to manage the amount of foreign purchases in its Canadian operations to reduce its net currency exposure. However, the Company has significant competition located in the US, and, to the extent the Company's Canadian operations are not able to adjust to changes in exchange rates by reducing costs, increasing work in the US, or by providing more valuable products that command higher prices, revenues and earnings will be negatively impacted. The Audit and Finance Committee of the Board of Directors regularly reviews the Company's hedging policy and activities.

Pricing, Quality, Delivery and Volume Risk: PCG manufactures engineered components and subassemblies primarily for automotive customers, typically under long-term, high-volume commitments of up to 10 years. Many of these commitments are sole-sourced, usually to tier one, tier two or tier three automotive customers. Non-automotive products supplied by Photowatt Technologies and PCG are often not sole-sourced. The existence of competitive suppliers of these precision components and solar products may expose the Company to greater pricing pressure and volume risk.

Typically, PCG and Photowatt Technologies' contracts do not provide the Company with volume guarantees. The actual volume of product shipped may vary materially from planned levels during the term of the contract and from quarter to quarter. Variations from planned volumes may occur for a number of reasons including changes in demand for the customer's end product, capacity constraints, quality problems, competition, and obsolescence. Significant changes in volumes are likely to have a material impact on the level of fixed cost absorption and, therefore, the profitability of ATS. The Company operates on a purchase order basis with most of its customers, meaning the customers may cancel or reschedule purchase orders on relatively short notice. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing sufficient time to reduce, or delay the incurrence of, corresponding inventory and operating expenses. Moreover, certain lines of business carried on by the Company sell to a limited number of customers.

ATS is required to remain competitive on price, quality and delivery as a condition of many of its precision components and solar contracts. Pricing is often subject to revision and adjustment as a result of negotiations and cost reduction obligations to which the Company may be subject. Price reductions may also be mandatory under the terms of some contracts. The Company may also believe it necessary to voluntarily reduce prices as a way to secure higher proportions of customers' releases when competitive circumstances exist. To the extent ATS is obligated, or agrees to reduce prices, and the impact of these reduced prices is not offset through cost reductions or efficiencies gained from higher volumes, operating margins and earnings will be negatively impacted. Failure to remain competitive on price, quality and delivery may result in the loss of single source status (if in place), reduced shipments and possible termination of the contract. Management believes such terms are customary in the industries in which it currently operates.

Risks Associated with Product Failure: The Company generally manufactures or assembles products based on the specifications of third parties. Although the Company takes steps to contractually reduce the risk of product liability-related claims, the success of these measures cannot be assured with certainty. The effectiveness of such contractual limitations of liability depends, to a significant degree, on judicial decisions and the application of ever-developing jurisprudence in each of the jurisdictions in which the Company operates. The Company generally arranges its product liability insurance coverage limits consistent with industry practice, having regard to the size and nature of its business. However, if an alleged product defect results in direct injury or loss, these factors may result in liability to the Company that may exceed the limits of its liability insurance policy and may have an adverse effect on future operating results. Moreover, if ATS manufactures products with errors or defects, or if there is a perception that the products contain errors or defects, ATS's credibility and the market acceptance of its products could be harmed, thereby causing sales to decline.

Risks Associated with the Solar Market: The solar market is at a relatively early stage of development, and the extent to which solar products will be widely adopted is uncertain. If solar technology proves unsuitable for widespread adoption or if demand for solar products fails to develop sufficiently, Photowatt Technologies may not be able to grow its business or generate sufficient revenue to achieve profitability.

Many factors may affect the viability of widespread adoption of solar technology and demand for solar products, including: cost-effectiveness of solar products compared to conventional and other non-solar energy sources and products; performance and reliability of solar products compared to conventional and other non-solar energy sources and products; availability of government subsidies and incentives to support the development of the solar industry; success of other alternative energy generation technologies, such as, but not limited to, fuel cells, wind power and biomass; fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels; capital expenditures by end users of solar products, which tend to decrease when the economy slows down; nature and rate of advances in solar technologies; and deregulation of the electric power industry and broader energy industry.

Government Subsidies for Solar Products and Regulation of Utility Sector: The current dependence of the solar market on government subsidies may create market volatility including rapid changes in demand and pricing. Currently management believes that market demand for Photowatt Technologies' solar products is strong in part due to the strong demand created by the subsidies being provided by Europe, North America and other regions. These government subsidies are at risk of change depending on various factors including the particular political situation of the country providing the subsidy.

Moreover, the market for power generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as the internal policies of electric utilities companies. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electricity transmission grid or for having the capacity to use power from the electricity transmission grid for back-up purposes. These fees could increase end users' costs of using our solar products and make such products less desirable, thereby having an adverse effect on Photowatt Technologies' business, financial condition and results of operations.

Photowatt Technologies is required to comply with all foreign, national and local laws and regulations regarding pollution control and environmental protection. Failure to comply with present or future environmental laws, rules and regulations may result in substantial fines, suspension of production or cessation of operations.

Other Major Considerations (cont'd)

Solar Funding Strategy: The Company has announced a plan to seek an initial public offering of its solar business. ATS does not fully control the ultimate success of such plan, which is dependent on, among other things, investor acceptance of an offering of shares. The Company may also consider alternative funding transactions, which are also beyond the Company's full control. If adequate funds are not available when ATS needs them and on reasonable terms, the ability of ATS to fund its solar operations, develop and expand its solar products manufacturing operations and distribution network, invest in key partnerships, fund its solar products research and development or otherwise respond to competitive pressures could be significantly impaired.

Photowatt Canada (SSP) Development Risk: Photowatt Canada (SSP) is developing a technology for a light weight, flexible crystalline solar module and still needs to commit significant resources to fully develop and commercialize this technology. Photowatt Canada (SSP) may not be able to achieve the yields, efficiencies and throughput necessary to successfully commercialize Spheral Solar™ products. The Company also faces significant financial and other risk of delays in commercializing this technology from unforeseen events or other factors. Other market participants could be faster in achieving cost-effective industrial production of new solar power technologies, thereby increasing cost pressure. There is no certainty when Photowatt Canada (SSP) will be able to commercialize the Spheral Solar™ Technology or that Photowatt Canada (SSP) will be able to commercialize it at all.

Even if Photowatt Canada (SSP) is able to develop and commercially manufacture Spheral Solar™ products, the Company cannot be sure that the market will accept such Spheral Solar™ products. The Spheral Solar™ products may require significant marketing and sales efforts to gain market acceptance. Photowatt Canada (SSP) believes it may need to establish relationships in strategic sales channels, including commercial and residential roofing products manufacturers. Photowatt Canada (SSP) may not be able to establish these relationships, or these relationships may not be an effective method for promoting market acceptance of the Spheral Solar™ products. If Photowatt Canada (SSP) is able to commercially manufacture the Spheral Solar™ products but they are not accepted by the market, Photowatt Canada (SSP)'s ability to generate revenue would be adversely affected and the Company may not recover its significant research and development and marketing costs expended to develop the products.

Expansion Risks: New PCG contracts may require the Company to invest in new production equipment, systems and, sometimes, facilities often on tight time schedules and often without guaranteed revenue volumes. Photowatt Technologies is also required to invest in and adopt new production processes and additional manufacturing capacity to gain efficiencies and increase manufacturing output. Bringing new investments into production quickly may expose the Company to integration risks depending on the size of the investment, the schedule, the technology involved, and the nature of the products to be produced. When production is started, the Company often incurs higher costs and lower production rates than for more established programs and may encounter significant costs to correct problems which may arise. Furthermore, failure to meet a customer's requirements may negatively impact the Company, including possible termination of the contract. If the Company is unable to invest in and successfully implement new equipment, systems, processes and facilities, the Company may be unable to expand its business as planned.

The Company may also experience negative impacts on operating results during periods of rapid change in ASG revenue. New employees added in highly skilled areas may take 12 months or more to become fully trained in ATS-specific technologies and procedures. New ASG facilities may not be fully utilized immediately upon occupancy. Until new employees and new facilities are fully productive, ASG operating margins may be lower than optimal. In addition, because of high recruiting and training costs and the competitive advantages of retaining a stable and experienced workforce, the Company may retain skilled workers during periods of reduced demand resulting in lower earnings and operating margins during such periods.

ASG's strategy addresses expansion and a number of other objectives. There is potential for negative sentiment towards the Company and resulting impairment of the Company's reputation if this strategy does not meet with optimal reception by ASG's customers and/or the market in general or in the event of customer disputes or other performance issues.

Availability of Human Resources and Dependence on Key Personnel: The Company's business is knowledge-based. Management believes that to increase ASG capacity it must continue to attract, retain and develop employees whose skills are increasingly in demand. The ability to increase capacity at PCG and Photowatt Technologies is dependent upon availability of key employees with the specialized skills required to support growth. The Company's future success also depends upon a number of key members of ATS senior management. The unexpected loss or departure of any of the Company's key officers or employees could be detrimental to the future operations of the Company. There can be no assurance that the Company will be able to engage the services of such personnel or retain its current personnel. Management seeks to have employment and compensation policies and practices in place that, to the extent reasonably possible, enhance the retention and future recruitment of qualified personnel.

New Product Market Acceptance and Obsolescence Risk: Market risk for new or developing technologies such as Spheral Solar™ Technology, automation standard technology platforms and solar products may be higher than for the Company's more established customer solutions. There is no assurance that new products will be accepted by the market, that planned volumes will be realized over the product life or that the product life will not be shorter than expected due to product obsolescence or competitive products in the marketplace. New products that are launched by ATS, or its competitors, may also have price or other advantages over earlier generations of products which compete for the same business, resulting in inventory obsolescence. In addition, newer product offerings may also require more significant marketing and sales efforts to gain market acceptance.

Intellectual Property Protection Risks: The success of ATS depends in part upon its ability to protect its intellectual property and proprietary technology. Although ATS relies primarily on patent, trademark, trade secret, copyright law and other contractual restrictions to protect its intellectual property, it is possible that, some or all of ATS's confidentiality agreements will not be honoured; disputes will arise with customers, consultants, strategic partners or others concerning the ownership of intellectual property; unauthorized disclosure of ATS's know-how, trade secrets and other confidential information will occur; or third parties may copy, infringe, misappropriate or reverse engineer ATS's proprietary technologies or other intellectual property rights. ATS has made application for patents that may not result in issued patents, and even if they result in issued patents, the patents may not have claims of the scope ATS seeks. In addition, any issued patents may be challenged, invalidated or declared unenforceable, or competitors could develop similar or more advantageous technologies on their own or design around ATS's patents. Any inability to adequately protect ATS's proprietary rights could harm its ability to compete, generate revenue and grow its business, which could have a material adverse effect on its business, financial conditions and results of operations.

Risk of Infringement of Third Parties' Intellectual Property Rights: ATS's success depends on its ability to use and develop its technology and know-how without infringing the intellectual property rights of third parties. ATS may be unaware that it infringes third-party intellectual property rights, in particular process-related patents. ATS may become subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of ATS's technical and management personnel. An adverse determination in any such litigation or proceedings to which ATS may become a party could subject ATS to significant liability to third parties, divert ATS's management's attention and resources, require ATS to seek licenses from third parties, to pay ongoing royalties, or to redesign its products, or subject ATS to injunctions prohibiting the manufacture and sale of our products or the use of its technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchases or use of ATS's products until resolution of such litigation. All these judgments could materially damage ATS's business. ATS believes that as technology develops, it may have to develop non-infringing technology, and its failure to do so or obtain licenses to the proprietary rights on a timely basis or on desired terms could have a material adverse effect on its business, financial condition and results of operations.

Availability of Raw Materials and Other Manufacturing Inputs: Inability to secure enough raw materials and other inputs to meet sales demands could negatively impact sales and earnings. Most equipment and other supplies that are integrated into automation systems are typically available from several suppliers. Customers may specify a particular supplier for certain components of their automation system, and this specification may constrain the availability of that equipment or supply. Availability of such items has, to date, not caused any significant difficulties in ASG or PCG. The plastics, metals and other raw materials used most commonly in PCG operations are also available from several sources. Changes in prices for raw materials may not be recoverable through price changes under the contract terms with the Company's customers. Rapid changes in raw material costs are likely to have a related impact on the profitability of ATS.

Within Photowatt Technologies operations, the supply of solar-grade silicon, wafers, cells and certain specialized manufacturing tools and fixtures can involve the risk of shortages, especially in periods of strong market demand. Since there are few silicon suppliers, availability can change quickly and there may be limited quantities of these inputs available. The solar industry is currently experiencing a significant and growing shortage of solar-grade silicon which is causing the price of silicon to increase significantly and may also cause shortfalls in production output due to lack of supply. These risks are expected to be heightened in calendar 2007 when Photowatt Technologies' current inventory is reduced and it brings new production capacity on stream. If Photowatt Technologies is unable to secure adequate silicon supply, its capacity may not be adequately utilized and its financial performance may be negatively impacted. If Photowatt Technologies is able to secure silicon but only at significantly higher costs or of lower quality, its financial performance may be significantly negatively impacted. Moreover, many of the manufacturing tools and fixtures used in production have been designed and made specifically for Photowatt Technologies, and are procured from a limited number of third-party suppliers. As a result, such tools, fixtures and components are not readily available from multiple vendors and would be difficult to repair or replace. Photowatt Technologies is therefore susceptible to price pressure from these suppliers, and if one of these suppliers were unable or unwilling to supply the customized equipment or manufacturing components, Photowatt Technologies would have difficulty finding a replacement supplier. Similarly, any significant damage to, or break down of, the customized equipment, or any inability of the suppliers to supply Photowatt Technologies with replacement equipment or to repair the equipment, could cause material interruptions to Photowatt Technologies' operations and consequently could have a material adverse effect on Photowatt Technologies' future ability to expand capacity and its business, financial condition and results of operations.

Income and Other Taxes: The Company operates and is subject to income tax and other forms of taxation (which are not based upon income) in numerous tax jurisdictions. Taxation laws and rates which determine taxation expenses may vary significantly in different jurisdictions, and legislation governing taxation laws and rates is also subject to changes. Therefore, the Company's earnings may be impacted by changes in the proportion of earnings taxed in different jurisdictions, changes in taxation rates, changes in estimates of tax liabilities and changes in the amount of other forms of taxation.

Other Major Considerations (cont'd)

Cyclicality: Historically, many of the individual markets served by the Company have tended to be cyclical in nature. Changes in economic environments, product life cycles and customer product demand within the Company's markets may impact ASG Order Bookings and revenue, Photowatt Technologies and PCG volumes, and the Company's earnings in any of its markets. To the extent the Company has not secured new orders sufficient to replace any reduction or loss of business that may arise under individually material contracts, the future revenues and earnings of ATS may be materially negatively impacted. The Company's broad customer base and its strategy of diversification through participation in different industries and geographic regions are intended to provide opportunities to generate new revenue and help reduce cyclical risk associated with individual markets. However, because of globalization of markets, economic downturns may be broad-based across regions and industries.

Variations in Quarterly Results: The revenues, operating margins and earnings of ATS may vary from quarter to quarter as a result of risk factors discussed in this report. Additional factors which may impact quarterly results include changes in the proportion of revenue derived from the different activities of the Company, the proportions of ASG revenue derived from repeat systems and first-time systems, different margins on work performed, acquisitions, cost of work force reductions and severances, rate of capacity utilization and expansion, level of investment in new operations, number of new employees added in a period, level of general and administrative expenses required to support the Company's growth, level of research and development activities, expenses associated with the rationalization of operations including the closing of facilities, costs of resolving customer disputes, bad debt expenses, changes in prevailing currency exchange rates which are used to translate the financial results of foreign subsidiaries into Canadian dollars, and the other risk factors identified in this MD&A.

While sales of ASG's technologies and solutions are generally not seasonal in nature, the Company's quarterly results have often reflected lower revenue and earnings during the summer months, or second quarter. Order Bookings can also be lower during the summer months. This has generally been the result of vacations (which reduce order activity and capacity) and seasonal customer plant shutdowns. In Photowatt Technologies and PCG, due to respective traditional summer factory shutdowns in Europe and the automotive industry, revenues and operating earnings are generally expected to be lower during the second quarter compared to other quarters.

Litigation: From time to time the Company and its subsidiaries may be subject to actual or threatened litigation and legal claims. We may not have adequate resources in the event of a successful claim against us, and such a liability may have a material adverse effect on our financial condition and results of operations.

NOTE TO READER

The letter to shareholders, annual MD&A and consolidated financial statements accompanying them (collectively the "annual report") contain certain statements that constitute forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things: ATS's potential opportunities; ATS's ability to meet challenges relating to the migration of manufacturing to low-cost labour jurisdictions; ATS's ability to restore a heritage of earnings growth and continue a cultural transition; the potential for significant cost reductions resulting from, among other things, improved organizational design, continued business process improvement and improved supply chain management; ATS's ability to augment its capacity through outsourcing to qualifying suppliers to improve working capital investment; the details of management's plan to bring greater focus on developing strategic customers and improving execution; management's expectation that healthcare will be an engine of growth for ATS and that healthcare and pharmaceutical customers represent significant new sources of potential business; details of specific initiatives designed to achieve a higher degree of penetration in the pharmaceutical, medical device, diagnostic and packaging market segments; details of management's multi-phased plan to expand in Asia generally, and in China in particular, its expectations with respect to growth in Asian markets and its belief that Asia has the potential to become a more significant and profitable contributor to ATS's business; management's expectations with respect to ATS's strategic relationship with GD Technologies, including its ability to allow ATS to accelerate the expansion of its capabilities in China; the details of management's plan of building the ATS global brand, its expectations with respect to the progress that will be made in connection with such plan in fiscal 2007 and its belief that such plan will positively impact ATS in various ways; particulars of ATS's business and improvement opportunities and management's belief that ATS is implementing organizational strategies, structure and disciplines it needs to profit in the future; management's belief that the steps and initiatives outlined in the letter to shareholders will improve ATS's performance and increase shareholder value; the particulars of ATS's multi-year transition plan and its long-term objective of creating shareholder value; anticipated growth of the REM business; management's expectations with respect to the relative value of the Canadian dollar, the restructuring of the North American auto industry, and future demand for ASG's solutions; medium- and long- term trends related to automated manufacturing and the continuing expansion of manufacturing by multinational companies and the potential benefit to ATS; details of the ASG strategic roadmap and management's belief that it will have a positive impact; details of ASG's strategic priorities; details of Photowatt Technologies' key initiatives and strategy for developing value in its business, including capacity expansion, silicon sourcing, development of Spheral Solar™ Technology and completion of IPO; continuation of positive solar market drivers; continuation of silicon supply and pricing challenges facing solar companies; capacity, timing and cost of Photowatt International expansion and securing of solar-grade silicon into first quarter of calendar 2007 for the majority of its current capacity; initiatives being undertaken to obtain sufficient silicon to meet expansion needs including use of refined metallurgical grade silicon, use of processes at Photowatt Canada (SSP) to convert lower-cost silicon into silicon feedstock that is usable by Photowatt France, effort to augment supply with purchase of ingots and wafers, and exploration of other potential sources of solar-grade silicon; time required to complete the engineering and process development work on the Spheral Solar™ Technology and ATS's use of outside experts; expectation that Photowatt Canada (SSP) will continue to incur losses; expected timing of launching a public offering for Photowatt Technologies; management's expectations with respect to Photowatt France's production capacity and performance, technology and projected demand for solar products and its belief that Photowatt France has a solid platform for further future expansion; PCG's strategies for fiscal 2007, PCG progression toward improved profitability and management's cautious optimism regarding the prospects for PCG; and the impact of automotive market and Canadian dollar on PCG. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance; performance of the Canadian dollar; performance of the market sectors that ATS serves; that ATS cannot capitalize on business and improvement opportunities; that ATS's current and potential customers, including those in the healthcare and pharmaceutical industries, do not experience growth or do not choose ATS as a supplier; that measures taken by ATS to meet challenges relating to the migration of manufacturing to low-cost labour jurisdictions are not successful; that programs introduced by ATS are not successful in restoring earnings growth; that steps taken to increase operating margins within ASG and PCG, realize significant cost reductions, and improve working capital investment through outsourcing, are not successful, and ATS's business and profitability suffer as a result; that ATS's initiatives designed to achieve a higher degree of penetration in the pharmaceutical, medical device, diagnostic and packaging market segments are delayed or unsuccessful; that growth in Asian markets is slower than anticipated or ATS's multi-phased plan to expand in Asia and China is delayed or not successful; that management's plan of building the ATS global brand, is delayed or unsuccessful; that Photowatt Technologies' strategy for developing value in its business is delayed or unsuccessful and/or management's expectations with respect to Photowatt France's production capacity and performance, silicon supply strategies, technology and projected demand for solar products do not come to fruition; that the implementation of organizational strategies, structure and disciplines needed by ATS to profit in the future and the steps and initiatives outlined in the letter to shareholders are delayed or unsuccessful, that ATS's multi-year transition plan is delayed in implementation, is not successful, or does not translate into shareholder value; that ATS's REM business does not grow as anticipated and margins are adversely impacted as a result; that some or all of the trends towards automation that ATS believes are attractive dissipate or do not result in increased demand for automation; that multinational companies withdraw from global manufacturing in whole or in part for business, political, economic or other reasons; unforeseen problems with the implementation of the ASG strategic roadmap and priorities or failure of those measures to bring about improved performance at ASG or potential negative sentiment towards ATS as a result of implementation; that current measures being taken by ATS are not sufficient to overcome the negative impact of currency; availability of materials and labour to implement expansion at Photowatt International and potential technical, timing, funding, sourcing, cost overrun or supplier problems associated with the expansion of production capability and adoption of new production processes at Photowatt International; unforeseen problems with Photowatt France's use of silicon feedstock produced by the SSP technology and/or use of refined metallurgical silicon; equipment or labour issues with respect to the SSP technology being used in conversion of silicon for Photowatt France; reversal of current silicon supply arrangements, unavailability of ingots and wafers at economical prices; inability to finalize strategic partnerships or alliances to provide for silicon supply; ATS's ability to overcome process challenges currently facing SSP technology and any new issues that may arise, and whether or not process solutions exist, are available, or can be discovered, and potential delays in finding process solutions; delays in or abandonment of pursuit of initial public offering for Photowatt Technologies due to market or other conditions; unavailability of IPO alternative due to a change in market or other conditions; inability to achieve lower silicon usage relative to conventional solar technology; the cost and availability of silicon and other raw materials and certain specialized manufacturing tools and fixtures used in the production of Photowatt Technologies' products; the extent of market demand for solar products such as those developed by the Photowatt Technologies; the availability of government subsidies for solar products; the development of superior or alternative technologies to those developed by ATS; the success of competitors with greater capital and resources in exploiting their technology and marketing their products; unforeseen problems with the implementation of the PCG strategy or failure of those measures to bring about improved performance at PCG; and other risks detailed from time to time in ATS's filings with Canadian provincial securities regulators, including the Annual Information Form for the fiscal year ended March 31, 2006 and those risks detailed elsewhere in this annual report. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

June 20, 2006

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of ATS Automation Tooling Systems Inc. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The consolidated financial statements and other information in this Annual Report include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

ATS Automation Tooling Systems Inc. maintains systems of internal accounting and administrative controls which are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles.

Management's responsibilities for financial reporting are overseen by the Board of Directors, which is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit and Finance Committee.

The Audit and Finance Committee is appointed by the Board and all of its members are independent directors. The committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements and the external auditors' report. The Committee has reported its findings to the Board which has approved the consolidated financial statements for issuance to shareholders. The Committee also considers, for review by the Board and approval of shareholders, the engagement or reappointment of the external auditors.

The consolidated financial statements have been audited on behalf of shareholders by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. The external auditors have full and free access to management and the Audit and Finance Committee.



Ron J. Jutras
President and Chief Executive Officer



Gerald R. Beard
Vice President and Chief Financial Officer

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of ATS Automation Tooling Systems Inc. as at March 31, 2006 and March 31, 2005 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and March 31, 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Waterloo, Canada

May 19, 2006, except as to Note 22, which is as of June 26, 2006

Consolidated Balance Sheets

(In thousands of dollars)

At March 31	2006	2005
Assets		
Current assets:		
Cash and short-term investments	$ 27,921	$ 49,529
Accounts receivable	133,450	141,419
Income taxes recoverable	19,984	12,502
Costs and earnings in excess of billings on contracts in progress (note 5)	102,759	108,956
Inventories (note 5)	69,833	67,481
Assets held for sale (note 2)	–	5,654
Other	4,887	3,749
	358,834	389,290
Property, plant and equipment (notes 6 and 17)	198,863	246,016
Goodwill (note 17)	33,686	34,750
Intangible assets (notes 7 and 17)	1,354	3,599
Future income taxes (note 14)	42,493	14,539
Deferred development costs (notes 8 and 17)	3,960	41,215
Assets held for sale (notes 2 and 18)	1,485	5,916
Other assets (note 9)	8,697	4,464
	$ 649,372	$ 739,789
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (note 10)	$ 1,812	$ –
Accounts payable and accrued liabilities	100,149	102,984
Billings in excess of costs and earnings on contracts in progress (note 5)	39,497	15,352
Future income taxes (note 14)	33,367	27,838
	174,825	146,174
Long-term debt (note 10)	39,860	41,070
Future income taxes (note 14)	3,121	17,684
Non-controlling interest	645	677
Shareholders' equity:		
Share capital (note 11)	326,840	334,966
Retained earnings	125,063	208,120
Contributed surplus	2,036	783
Cumulative translation adjustment (note 13)	(23,017)	(9,685)
	430,921	534,184
	$ 649,372	$ 739,789

Commitments (note 15)

Subsequent event (note 22)

See accompanying notes to consolidated financial statements.

On behalf of the Board:





Ron J. Jutras
Director

Robert W. Luba
Director

Consolidated Statements of Earnings (Loss)

(In thousands of dollars, except per share amounts)

Years ended March 31	2006	2005
Revenue	$ 734,533	$ 770,935
Operating costs and expenses:		
Cost of revenue	613,662	621,837
Amortization	32,388	28,398
Selling, general and administrative	89,315	79,660
Stock-based compensation	1,816	503
	737,181	730,398
Earnings (loss) from operations	(2,648)	40,537
Other expenses (income):		
Interest on long-term debt	2,065	1,020
Other interest expense	384	364
Asset impairment charges (note 17)	96,198	22,183
Insurance proceeds (note 19)	–	(27,000)
Other (note 18)	(611)	2,142
	98,036	(1,291)
Earnings (loss) from continuing operations before income taxes and non-controlling interest	(100,684)	41,828
(Recovery of) provision for income taxes (note 14)	(33,344)	11,025
Non-controlling interest in earnings of subsidiaries	(3)	333
Net earnings (loss) from continuing operations	(67,337)	30,470
Loss from discontinued operations, net of tax (note 2)	(2,132)	(21,172)
Extraordinary gain, net of tax (note 3)	176	–
Net earnings (loss)	$ (69,293)	$ 9,298
Earnings (loss) per share from continuing operations (note 20)		
Basic and diluted	$ (1.14)	$ 0.50
Earnings (loss) per share (note 20)		
Basic and diluted	$ (1.17)	$ 0.15

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings

(In thousands of dollars)

Years ended March 31	2006	2005
Retained earnings, beginning of year	$ 208,120	$ 198,822
Net earnings (loss)	(69,293)	9,298
Reduction from share repurchase (note 19)	(13,764)	–
Retained earnings, end of year	$ 125,063	$ 208,120

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands of dollars)

Years ended March 31	2006	2005
Operating activities:		
Net earnings (loss)	$ (69,293)	$ 9,298
Write down for impairment in value of assets (notes 2 and 17)	96,916	43,325
Other items not involving cash	(515)	40,070
Cash flow from operations	27,108	92,693
Change in non-cash operating working capital	21,132	(26,290)
Cash flows provided by operating activities	48,240	66,403
Investing activities:		
Cash received upon acquisition of subsidiary (note 3)	461	–
Acquisition of property, plant and equipment	(42,393)	(49,894)
Investments and other	(13,706)	(14,980)
Proceeds from disposal of assets held for sale	7,382	10,261
Cash flows used in investing activities	(48,256)	(54,613)
Financing activities:		
Bank indebtedness	1,812	–
Purchase of common shares for cancellation (note 19)	(25,000)	–
Issuance of common shares, net of cost of issuance	3,110	601
Other	–	(26)
Cash flows (used in) provided by financing activities	(20,078)	575
Effect of exchange rate changes on cash and short-term investments	(1,514)	(1,387)
(Decrease) increase in cash and short-term investments	(21,608)	10,978
Cash and short-term investments, beginning of year	49,529	38,551
Cash and short-term investments, end of year	$ 27,921	$ 49,529

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of dollars, except per share amounts)

1. BASIS OF ACCOUNTING AND SIGNIFICANT ACCOUNTING POLICIES:

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a basis consistent with prior periods. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current year's presentation.

(a) Principles of consolidation: These consolidated financial statements include the accounts of ATS Automation Tooling Systems Inc. and subsidiary companies (collectively "the Company"). All significant intercompany transactions and balances have been eliminated.

(b) Foreign currency translation: The assets and liabilities of self-sustaining foreign subsidiaries are translated into Canadian dollars at year-end exchange rates and the resulting unrealized exchange gains or losses are included as a separate component of shareholders' equity. The statements of earnings (loss) of these operations are translated at exchange rates prevailing during the year.

Other monetary assets and liabilities including long-term monetary assets and liabilities, which are denominated in foreign currencies, are translated into Canadian dollars at year-end exchange rates, and transactions included in earnings are translated at rates prevailing during the year. Exchange gains and losses resulting from the translation of monetary assets and liabilities are included in the consolidated statements of earnings (loss), with the exception of unrealized foreign exchange gains and losses on long-term debt denominated in foreign currencies. For such long-term debt that is designated as a hedge of the net investment in a self-sustaining foreign subsidiary, the exchange gains or losses are included in the cumulative translation adjustment account, a separate component of shareholders' equity, while exchange gains and losses on such long-term debt that is not designated as a hedge are included in earnings.

(c) Derivative financial instruments: Derivative financial instruments are utilized by the Company to manage its foreign currency exposures. For instruments designated as fair value hedges, changes in fair value are recognized in current earnings and will generally be offset by changes in the fair value of the associated hedged item. For instruments designated as cash flow hedges, gains and losses from hedging instruments are recognized in earnings in the period in which the cash flows from the associated hedged transaction affect earnings. When an anticipated transaction is no longer likely to occur, the corresponding derivative instrument is undesignated as a hedge and changes in fair value of the instrument are recognized in earnings. For instruments designated as a hedge of net investment in a self-sustaining foreign subsidiary, gains and losses are recorded in the cumulative translation adjustment account, a separate component of shareholders' equity.

All derivative financial instruments that have not been specifically designated as a hedge or that do not meet the criteria for hedge accounting are marked to market with the related gains or losses included in earnings for the period with an offsetting asset or liability being recorded.

(d) Cash and short-term investments: Cash and short-term investments consist of cash and highly liquid money market instruments, typically with maturities of three months or less.

(e) Property, plant and equipment: Property, plant and equipment are recorded at cost. Amortization is computed using the following methods and annual rates:

Asset	Basis	Rate
Buildings	Declining-balance	4%
	Straight-line	3%–6%
Production equipment	Straight-line	10%–30%
Other equipment and furniture	Declining-balance	20%–30%

Leasehold improvements are amortized over the terms of the related leases on a straight-line basis.

(f) Goodwill and intangible assets: Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed, less any subsequent impairment write-down. Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. The Company conducted its annual goodwill impairment assessment in the fourth quarter of fiscal 2006 and has determined there is no impairment in goodwill as of March 31, 2006.

Intangible assets, which are patents and licences on technologies, are recorded at cost and amortized over their estimated economic life, ranging from 3 to 20 years, on a straight-line basis.

(g) Impairment of long-lived assets: Long-lived assets such as property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the total of the estimated undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recognized for the excess of the carrying value over the fair value of the asset. During the year ended March 31, 2006, the Company determined that the carrying value of certain property, plant and equipment was in excess of its associated estimated undiscounted future cash flows and the assets were written down as further described in note 17.

(h) Contract revenue and inventories: Contract revenue in the Automation Systems segment is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Incentive awards, claims or penalty provisions are recognized when such amounts are likely to accrue and can reasonably be estimated.

Complete provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Revenue in the Precision Components and Photowatt Technologies segments is recognized when earned, which is generally at the time of shipment and transfer of title to the customer, providing collection is reasonably assured.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Inventories are valued at the lower of cost (first-in, first-out basis) and net realizable value.

(i) Research and development costs: Research costs are expensed as incurred. Development costs which meet Canadian generally accepted accounting principles criteria are deferred and amortized over the period in which the Company expects to benefit from the resulting product or process. Research and development costs which are expensed by the Company are charged to cost of revenue as a substantial portion of the expenses relate to customer contracts. Subject to meeting the Canadian generally accepted accounting principles criteria, the Company capitalizes both direct and indirect costs with respect to ventures which are in the development stage.

Deferred development costs are reviewed annually for recoverability. When the criteria that previously justified the deferral of costs are no longer met, the unamortized balance is written off as a charge to earnings in that period. When the criteria for deferral continue to be met, but the amount of deferred development costs that can reasonably be regarded as assured through recovery of related future revenues less relevant costs is exceeded by the unamortized balance of such costs, the excess is written off as a charge to earnings in that period. During the year ended March 31, 2006, the Company determined that the carrying value of certain deferred development costs was in excess of its associated estimated undiscounted future cash flows and the assets were written down as further described in note 17.

(j) Pre-production costs: Pre-production costs related to new contracts are deferred and amortized over the life of the related contract on a units-of-production basis.

(k) Investment tax credits and government assistance: Investment tax credits and government assistance are accounted for as a reduction in the cost of the related asset or expense when there is reasonable assurance that such credits or assistance will be realized.

(l) Income taxes: The Company uses the liability method of accounting for income taxes. Under the liability method of accounting for income taxes, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Future tax assets are recognized when the Company is satisfied that it will be more likely than not that the benefit will be utilized to offset future income taxes payable in the foreseeable future. The Company continues to assess, on an ongoing basis, the degree of certainty regarding the realization of future tax assets and whether a valuation allowance is required.

(m) Stock-based compensation plans: For all stock option awards granted on or after April 1, 2003, the Company expenses employee stock-based compensation using a fair value-based method of accounting for stock-based compensation.

For all option awards granted before April 1, 2003, the Company accounted for stock-based compensation provided to its employees and directors as capital transactions. Pro forma disclosures present net earnings and earnings per share had the compensation cost for the Company's stock option plan been determined and recorded based on the fair value of options awarded for the year ended March 31, 2003. No compensation expense is recorded in the consolidated financial statements for stock options awarded and outstanding prior to April 1, 2003.

The fair value of non-performance based stock options is estimated at the grant date using the Black-Scholes option pricing model. The fair value of performance-based stock options is estimated at the grant date using a binomial option-pricing model. These models require the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. If other assumptions are used, stock-based compensation expense could be significantly impacted. As stock options are exercised, the proceeds received on exercise, in addition to the portion of the contributed surplus balance related to those stock options, are credited to share capital.

Compensation expense is recognized for the Company's contributions and obligations under the Employee Share Purchase Plan, the Deferred Stock Unit Plan, and the Stock Option Plan.

(n) Earnings per share: The calculation of earnings per share is based on the weighted average number of shares issued and outstanding. Diluted earnings per share is calculated using the treasury stock method which includes the effect of the exercise of dilutive elements.

(Tabular amounts in thousands of dollars, except per share amounts)

Note 1 (cont'd)

(o) Disposal of long-lived assets and discontinued operations: A long-lived asset that meets the conditions as held for sale is measured at the lower of its carrying amount or its fair value less costs to sell. Such assets are not amortized while they are classified as held for sale. The results of operations of a component of an entity that has been disposed of, or is classified as held for sale, are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated as a result of the disposal transaction, and the entity will not have a significant continuing involvement in the operations of the component after the disposal transaction.

(p) Asset retirement obligation: Liabilities related to legal obligations associated with the retirement of tangible long-lived assets are initially measured at fair value and subsequently adjusted for the passage of time and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time.

(q) Use of estimates: The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates and assumptions are used when accounting for items such as impairment of long-lived assets, recoverability of deferred development costs, fair value of reporting units, fair value of assets held for sale, warranties, income taxes, future tax assets, determination of estimated useful lives of intangible assets and property, plant and equipment, impairment of long-term investments, contracts in progress, inventory provisions, revenue recognition, contingent liabilities and allowances for accounts receivable.

2. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE:

(i) During the year ended March 31, 2005, the Company committed to a plan to sell the key operating assets, including working capital and property, plant and equipment, of its precision metals division of the Precision Components segment ("Precision Metals"). Accordingly, the results of operations and financial position of Precision Metals have been segregated and presented separately as discontinued operations and assets held for sale in the accompanying consolidated financial statements. The results of the discontinued operations were as follows:

Years ended March 31	2006	2005
Revenue	**$ 24,049**	$ 30,613
Loss from operating activities	**$ (3,309)**	$ (25,202)
Income tax recovery	**1,126**	8,191
Loss from discontinued operations	**$ (2,183)**	$ (17,011)

During the year ended March 31, 2006, the Company reclassified approximately $1.5 million of net assets (March 31, 2005 – $1.3 million) as a result of the Company's decision to integrate a product line that had previously been classified as held for sale into its continuing business.

Effective January 2, 2006, the Company completed the sale of Precision Metals for proceeds of $4,309,000, including transaction costs. The loss from discontinued operations for the year ended March 31, 2006 includes an after-tax, non-cash expense of $474,000 ($718,000 before taxes) to reduce the Precision Metals assets to their estimated net realizable value including transaction costs. The loss from discontinued operations for the year ended March 31, 2005 includes a $12,825,000 ($19,000,000 before taxes) charge to write down certain assets to their net realizable value.

The Company retained the land and building related to the Precision Metals operations and has entered into a lease agreement with the purchaser for use of the land and building. The Company expects to sell this land and building and, as such, the assets continue to be classified as held for sale.

(ii) During the year ended March 31, 2005, the Company sold the key intellectual property, inventory and operating assets of its thermal management products business of the Precision Components segment ("Thermals Business") for net proceeds of $8,600,000, resulting in a loss of $1,738,000 ($3,173,000 before taxes). Accordingly, the results of operations of the Thermals Business have been segregated and presented separately as discontinued operations in the consolidated financial statements. The results of discontinued operations, including the loss on sale of the assets, were as follows:

Years ended March 31	2006	2005
Revenue	**$ –**	$ 5,029
Income (loss) from operations	**$ 78**	$ (6,246)
Income tax (provision) recovery	**(27)**	2,480
Income (loss) from discontinued operations	**$ 51**	$ (3,766)

(III) During the year ended March 31, 2004, the Company sold the intellectual property and key operating assets of its Automation Systems subsidiary, Eco-Snow Systems Inc. ("Eco-Snow") for proceeds of $8,877,000, which resulted in no material gain or loss. Accordingly, the results of operations of Eco-Snow have been segregated and presented separately as discontinued operations in the consolidated financial statements. The results of the discontinued operations were as follows:

Years ended March 31		2006		2005
Revenue	$	–	$	–
Loss from operations	$	–	$	(659)
Income tax recovery		–		264
Loss from discontinued operations	$	–	$	(395)

3. ACQUISITIONS:

In July 2005, the Company acquired the net assets and business of an automation business in the United Kingdom in order to increase installation support and sales and service capabilities in this region. The results of this business have been included in the consolidated financial statements since acquisition.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed as at the date of acquisition:

Accounts receivable	$	845
Costs and earnings in excess of billings on contracts in progress and inventories		840
Current liabilities		(1,568)
Net assets acquired excluding cash and long-term debt	$	117
Cash payment from vendor	$	220
Cash proceeds from long-term debt		439
Fair value of long-term debt assumed		(402)
	$	257
Net assets acquired		374
Less: acquisition costs		(198)
Extraordinary gain, net of tax	$	176

The excess of the fair value of assets acquired less liabilities assumed was first allocated to all of the acquired assets except current assets, with the remaining amount presented as an extraordinary gain, net of income tax.

In conjunction with the purchase of the assets, the vendor provided an unsecured non-interest bearing loan of GBP 200,000 that is due on July 29, 2007. The fair value of the long-term debt was estimated using a discount rate of 4.5% based on other debt instruments with similar characteristics (note 10).

4. FINANCIAL INSTRUMENTS:

The contract nature of the Company's business may result in significant fluctuations from period-to-period in the relative percentages of accounts receivable and contracts in progress concentrated with any one customer, industry or geographic region. At March 31, 2006 and March 31, 2005, no customer accounted for more than 10% of the combined balance of accounts receivable and contracts in progress.

The Company generates significant revenues in major foreign currencies, primarily US dollars, which exceed the natural hedge provided by purchases of goods and services in those currencies. In order to manage a portion of this net foreign currency exposure ("transaction exposure"), the Company has entered into foreign exchange contracts. The timing and amount of these foreign exchange contracts are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company's markets, and the Company's past experience.

In addition, the Company enters forward contracts to manage the foreign exchange risk arising from certain intercompany loans and net investments in certain self-sustaining subsidiaries.

(Tabular amounts in thousands of dollars, except per share amounts)

Note 4 (cont'd)

A summary of the Company's forward contracts outstanding to manage exchange rate exposure is as follows:

Currency sold	Currency bought	Notional amount sold	Weighted average rate
US dollars	Singapore dollars	7,950,000	1.6207
US dollars	Canadian dollars	120,450,000	1.1626
US dollars	Euros	152,849	0.8088
Euros	Canadian dollars	15,305,229	1.4064
Euros	Swiss francs	2,100,000	1.5514
Swiss francs	Canadian dollars	5,000,000	0.8983

All of the above contracts mature within one year from March 31, 2006.

Based on foreign exchange rates as at March 31, 2006 for contracts with similar remaining terms to maturity, at March 31, 2006, the total unrealized losses relating to all of the Company's forward contracts was approximately $219,000 (2005 – $5,700,000 gains) of which $279,000 of gains (2005 – $4,853,000 gains) have not yet been recognized in earnings. Total net foreign exchange losses recognized in the year ended March 31, 2006 was $1,748,000 (2005 – $247,000 gains).

The carrying amounts reported in the balance sheets for cash and short-term investments, accounts receivable, contracts in progress, bank indebtedness, and accounts payable and accrued liabilities approximate their fair values, due to the short-term nature of those instruments.

The carrying value of long-term debt approximates fair value since the effective interest rates reflect current market rates.

5. CONTRACTS IN PROGRESS AND INVENTORIES:

At March 31	2006	2005
Contracts in progress:		
Costs incurred on contracts in progress	$ 519,032	$ 424,861
Estimated earnings	108,909	107,623
	627,941	532,484
Progress billings	(564,679)	(438,880)
	$ 63,262	$ 93,604
Disclosed as:		
Costs and earnings in excess of billings on contracts in progress	$ 102,759	$ 108,956
Billings in excess of costs and earnings on contracts in progress	(39,497)	(15,352)
	$ 63,262	$ 93,604
Inventories are summarized as follows:		
Raw materials	$ 39,825	$ 37,174
Work in process	17,760	17,579
Finished goods	12,248	12,728
	$ 69,833	$ 67,481

6. PROPERTY, PLANT AND EQUIPMENT:

At March 31	2006 Cost	2006 Accumulated amortization	2006 Net book value	2005 Net book value
Land and land improvements	$ 26,081	$ –	$ 26,081	$ 27,942
Buildings	95,799	20,480	75,319	78,064
Leasehold improvements	6,119	2,825	3,294	2,593
Production equipment	157,207	75,028	82,179	121,223
Other equipment and furniture	43,963	31,973	11,990	16,194
	$ 329,169	$ 130,306	$ 198,863	$ 246,016

7. INTANGIBLE ASSETS:

During the year ended March 31, 2006, the Company purchased no intangible assets (2005 – $130,000) and recorded $567,000 of amortization from continuing operations (2005 – $724,000) on the intangible assets. As of March 31, 2006, the total accumulated amortization on the continuing operations intangible assets was $3,909,000 (2005 – $3,430,000).

During the year ended March 31, 2006, the Company recorded an intangible assets impairment charge of $1,673,000, net of accumulated amortization of $88,000 (note 17).

During the year ended March 31, 2005, the net book value of intangible assets disposed of in conjunction with the discontinued Thermals Business was $1,499,000, which includes amortization of $277,000 taken in the year.

8. DEFERRED DEVELOPMENT COSTS:

During the year ended March 31, 2006, the Company deferred $8,753,000 of net development costs (2005 – $21,645,000). Amortization from continuing operations was $2,267,000 (2005 – $2,407,000) and from discontinued operations was nil (2005 – $418,000). During the year ended March 31, 2006, net deferred development costs disposed of in conjunction with the discontinued operation were nil (2005 – $2,632,000).

During the year-ended March 31, 2006, the Company recorded an impairment charge on deferred development costs of $43,729,000 (note 17).

9. OTHER ASSETS:

At March 31		2006		2005
Deferred pre-production costs	$	1,389	$	2,292
Notes receivable		4,540		84
Long-term investments		2,768		2,088
	$	8,697	$	4,464

Notes receivable is primarily comprised of (i) a $2,950,000 non-interest bearing note, and (ii) a US$1,300,000 (CDN $1,529,000) demand note receivable bearing market interest rates.

10. BANK INDEBTEDNESS AND LONG-TERM DEBT:

(a) Bank Indebtedness: The Company's primary operating credit facility is available in Canadian dollars or the equivalent in other approved currencies and/or bankers' acceptances in Canadian dollars. The interest rate applicable to the operating credit facility is the bank's prime lending rate for Canadian currency advances, the bank's US dollar base rate in Canada or LIBOR plus ½% per annum for U.S. currency advances, the bank's cost of funds plus ½% per annum for Swiss franc advances, euro advances, Mexican peso advances, and a bankers' acceptance fee of 0.5% per annum for bankers' acceptances in Canadian dollars. Advances are repayable on demand. The total credit available under this operating credit facility is $58,000,000 and no amount is outstanding under this facility as at March 31, 2006.

The Company also has a number of local operating credit facilities available to its subsidiaries with interest at local bank prime rates or equivalent. The total credit available under these facilities is $18,955,000 and no amounts are outstanding under these facilities as at March 31, 2006.

(b) Long-term debt:

At March 31		2006		2005
Unsecured revolving bank credit facility available in CDN$, or equivalent in other currencies, with total credit available of CDN$60,000,000, interest at bank prime rate, or at rates tied to LIBOR or bankers' acceptances, at the Company's option. This credit facility revolves until August 18, 2006 at which time it is expected that the term will be extended for a further one-year period. In the event the revolving period of the credit facility is not extended, the loan is repayable over a seven-year period in 60 equal installments over the last five years of the period. The amounts currently outstanding under this facility are repayable in US funds of US$33,800,000 (2005 – US$33,800,000).	$	39,478	$	41,070
Unsecured non-interest bearing loan of GBP 200,000 due on July 29, 2007 (note 3)	$	382	$	–
Current portion		–		–
	$	39,860	$	41,070

Interest paid in cash during the year totalled $2,568,000 (2005 – $1,339,000).

(Tabular amounts in thousands of dollars, except per share amounts)

Note 10 (cont'd)

(c) Total unutilized credit:

As at March 31, 2006		2006
Operating credit facilities	$	76,955
Term credit facility		20,522
	$	97,477

11. SHARE CAPITAL:

At March 31		2006		2005
Common shares:				
Authorized:				
Unlimited shares				
Issued:				
59,192,687 shares (2005 – 60,819,665 shares)	$	326,840	$	334,966

12. STOCK-BASED COMPENSATION PLANS:

Employee Share Purchase Plan: Under the terms of the Company's Employee Share Purchase Plan, qualifying employees of the Company may set aside funds through payroll deductions for an amount up to a maximum of 10% of their salary. Subject to the member not making withdrawals from the plan, the Company makes contributions to the plan equal to 20% of a member's contribution to the plan during the year, up to a maximum of 1% of the member's salary or $2,000. Shares for the plan may be issued from treasury or purchased in the market as determined by the Company's Board of Directors. During the years ended March 31, 2006 and March 31, 2005, no shares were issued from treasury related to the plan.

Deferred Stock Unit Plan: The Company offers a Deferred Stock Unit Plan ("DSU Plan") for members of the Board of Directors. Under the DSU Plan each non-employee director may elect to receive his or her annual compensation in the form of notional common shares of the Company called deferred stock units ("DSUs"). The issue and redemption prices of each DSU are based on an average trading price of the Company's common shares for the five trading days prior to issuance or redemption. Under the terms of the DSU Plan, directors are not entitled to convert DSUs into cash until retirement from the Board. The value of each DSU, when converted to cash, will be equal to the market value of a common share of the Company at the time the conversion takes place. At March 31, 2006, the value of the outstanding liability related to the DSUs was $1,019,743 (2005 – $437,334).

Stock Option Plan: The Company uses a stock option plan to attract and retain key employees, officers and directors. The shareholders have approved a maximum of 5,550,569 common shares for issuance under the Stock Option Plan, with the maximum reserved for issuance to any one person at 5% of the common shares outstanding at the time of the grant. Non-performance based stock options vest over four- or five-year periods. Performance-based stock options vest based on the Company's stock trading at or above a threshold for a minimum of 20 trading days in a fiscal quarter. The stock option exercise price is the price of the Company's common shares on the Toronto Stock Exchange at closing for the day prior to the date of the grant. Options granted under the plan may be exercised during periods not exceeding seven or ten years from the date of grant, subject to earlier termination upon the option holder ceasing to be a director, officer or employee of the Company. Options issued under the plan are non-transferable. Any option granted which is cancelled or terminated for any reason prior to exercise is returned to the pool and becomes available for future stock option grants.

As at March 31, 2006, there are 915,195 (2005 – 1,271,260) common shares remaining for future option grants.

Years ended March 31	2006			2005		
	Number of stock options		Weighted average exercise price	Number of stock options		Weighted average exercise price
Stock options outstanding at beginning of year	2,497,232	$	15.31	2,593,563	$	15.17
Granted	610,400		14.40	430,000		11.50
Exercised	(347,745)		9.04	(166,274)		3.61
Forfeited/Cancelled	(254,335)		14.38	(360,057)		15.17
Stock options outstanding, end of year	2,505,552	$	16.05	2,497,232	$	15.31
Stock options exercisable, end of year	1,466,789	$	17.73	1,521,793	$	16.04

At March 31, 2006		Stock options outstanding			Stock options exercisable		
Range of exercise prices	Number outstanding	Weighted average remaining contractual life		Weighted average exercise price	Number exercisable		Weighted average exercise price
$ 6 to 10	290,434	6.58 years	$	8.53	126,734	$	8.45
$ 11 to 20	1,491,588	5.61 years		13.93	670,614		13.65
$ 21 to 28.75	723,530	3.77 years		23.44	669,441		23.59
$ 6.00 to 28.75	2,505,552	5.19 years	$	16.05	1,466,789	$	17.73

In the calculation of stock-based compensation expense, the fair values of the Company's non-performance based stock option grants during the years ended March 31, 2006 and March 31, 2005 were estimated using the Black-Scholes option-pricing model and the fair value of the Company's performance-based stock option grants were estimated using a binomial option pricing model with the following weighted average assumptions and data:

At March 31		2006		2005
Weighted average of risk-free interest rate		3.36%		3.55%
Dividend yield		0%		0%
Expected volatility in the market price of the shares		31%		38%
Weighted average of expected life		5.2 years		5.5 years
Number of stock options granted:				
Non-performance based		437,600		430,000
Performance based		172,800		–
Weighted average exercise price per option	$	14.40	$	11.50
Weighted average value per option:				
Non-performance based	$	5.06	$	4.67
Performance based	$	4.42	$	–

The following pro forma disclosures present the compensation cost for the Company's stock option plan had compensation cost been determined and recorded in the statement of earnings (loss) and the earnings (loss) per share based on the fair value of options awarded for the year ended March 31, 2003:

Year ended March 31, 2006		Net loss		Basic loss per share		Diluted loss per share
As reported	$	(69,293)	$	(1.17)	$	(1.17)
Pro forma	$	(69,851)	$	(1.18)	$	(1.18)

Year ended March 31, 2005		Net earnings		Basic earnings per share		Diluted earnings per share
As reported	$	9,298	$	0.15	$	0.15
Pro forma	$	9,025	$	0.15	$	0.15

Weighted average common shares used in the above computation of pro forma basic earnings (loss) per share were 59,143,032 and 60,738,319 in 2006 and 2005, respectively. Weighted average common shares used in the computation of pro forma diluted earnings (loss) per share were 59,143,032 and 60,920,342 in 2006 and 2005, respectively. For the year ended March 31, 2005, all of the dilution is caused by the effect of stock options outstanding.

13. CUMULATIVE TRANSLATION ADJUSTMENT:

The cumulative translation adjustment balance reflects unrealized translation adjustments arising on the translation of foreign currency denominated assets and liabilities of self-sustaining foreign operations. These translation adjustments are realized in earnings when there is a reduction in the Company's investment in the respective foreign operation. The decrease in the cumulative translation adjustment during the year resulted primarily from the strengthening of the Canadian dollar against the US dollar and the euro.

(Tabular amounts in thousands of dollars, except per share amounts)

14. INCOME TAXES:

(i) Reconciliation of income taxes: Income tax expense differs from the amounts which would be obtained by applying the combined Canadian basic federal and provincial income tax rate to earnings before income taxes and non-controlling interest. These differences result from the following items:

Years ended March 31	2006	2005
Earnings (loss) from continuing operations before income taxes and non-controlling interest	$ (100,684)	$ 41,828
Combined Canadian basic federal and provincial income tax rate	36.10%	36.10%
Income tax (recovery) provision based on combined Canadian basic federal and provincial income tax rate	(36,347)	15,100
Increase (decrease) in income taxes resulting from:		
Manufacturing and processing allowance	511	(824)
Losses (income) of foreign subsidiaries	(1,178)	(127)
Losses (income) for which an income tax benefit has not been recognized	3,850	1,325
Insurance proceeds not taxable	–	(9,765)
Goodwill impairment charge	–	6,438
Other items	(180)	(1,122)
	$ (33,344)	$ 11,025
(Recovery of) provision for income taxes:		
Current	$ 5,719	$ (1,444)
Future	(39,063)	12,469
	$ (33,344)	$ 11,025

(ii) Components of future income tax assets and liabilities: Future income taxes are provided for the differences between accounting and tax basis of asset and liabilities. Future income tax assets and liabilities are comprised of the following:

At March 31	2006	2005
Future income tax assets:		
Loss carryforwards	$ 36,963	$ 12,645
Property, plant and equipment	9,042	–
Asset impairments not yet tax deductible	2,198	–
Deductible pool of scientific research and development expenditures not yet deducted for tax	4,964	7,024
Other	4,303	2,749
	57,470	22,418
Less valuation allowance	14,977	7,879
Future income tax assets, net	$ 42,493	$ 14,539
Future income tax liabilities:		
Property, plant and equipment	$ 1,141	$ 4,499
Accounting income not currently taxable	28,980	25,438
Deferred development costs	1,202	12,878
Other	5,165	2,707
Total future income tax liabilities	36,488	45,522
Less current portion of future income tax liabilities	33,367	27,838
Future income tax liabilities	$ 3,121	$ 17,684

(iii) Loss carryforwards:

(a) Canada and provincial jurisdictions: At March 31, 2006, the Company had Canadian federal and provincial net operating loss carryforwards of $65,243,000 (2005 – $7,879,000) and $66,799,000 (2005 – $7,901,000) respectively, which expire in 2015 and 2012. In addition, the Company has $14,406,000 (2005 – $14,406,000) of capital losses available that do not expire.

(b) Other tax jurisdictions: At March 31, 2006, the Company had net operating loss carryforwards in other tax jurisdictions totalling $30,922,000 (2005 – $20,638,000). As at March 31, 2006, $14,146,000 of these loss carryforwards expire at various dates between 2007 and 2026, while the remainder do not expire.

(iv) Other: Income taxes paid in cash during the year totalled $1,506,000 (2005 – $2,467,000).

15. COMMITMENTS:

The minimum operating lease payments related primarily to facilities and equipment in each of the next five years are as follows:

Year	Amount
2007	$ 4,153
2008	2,969
2009	1,848
2010	1,467
2011	1,022

In accordance with industry practice, the Company is liable to the customer for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide bank guarantees as security for advances received from customers pending delivery and contract performance. At March 31, 2006, the total value of outstanding bank guarantees to customers was approximately $4,950,000 (2005 – $3,800,000).

16. GOVERNMENT ASSISTANCE:

During the year ended March 31, 2003, the Company entered into an agreement with Technology Partnerships Canada ("TPC") which provides funding of up to $29,500,000 as a contribution towards the Company's development of a new photovoltaic energy technology, Spheral Solar™ Power. As at March 31, 2006, total TPC funding of $29,500,000 (2005 – $29,454,000) has been applied to reduce the deferred development expenses and capital expenditures incurred related to Spheral Solar™ Power.

As consideration for the TPC funding, the Company is required to pay royalties of 1.8% on certain future Spheral Solar™ Power revenues. These royalties commence in the first year that certain future Spheral Solar™ Power revenues exceed $20,000,000 and continue for 10 years. If the cumulative royalties exceed $84,493,000 during this 10 year period, the royalty rate declines to 0.35% for the remaining term. If at the end of 10 years the cumulative royalties have not reached $84,493,000, the royalty payment term is extended for the lesser of a further five years or once cumulative royalties of $84,493,000 have been reached. The Company has not recorded any liability amounts with respect to the TPC funding since the conditions for repayment have not yet been met.

17. ASSET IMPAIRMENT CHARGES:

The Company regularly reviews the net recoverable amount of its deferred development costs and long-lived assets. As a result of this review, in the year ended March 31, 2006, deferred development costs were written down by $43,729,000, property, plant and equipment was written down by $50,796,000, and intangible assets were written down by $1,673,000 for a total impairment expense of $96,198,000 before taxes and $64,807,000 after taxes in the Photowatt Technologies segment. The impairment resulted due to uncertainty and delays in realizing cash flows from the investment in the Spheral Solar™ Power technology.

At March 31, 2006, the annual testing for goodwill impairment resulted in no impairment charge. At March 31, 2005, the annual testing for goodwill impairment resulted in a charge related to the Precision Components Group's goodwill of $22,183,000 before income taxes and $20,738,000 after income taxes. The impairment resulted primarily from continued sector-wide difficulties in the North American automotive industry, combined with the significant declines in the value of the US dollar.

(Tabular amounts in thousands of dollars, except per share amounts)

18. OTHER:

During the year ended March 31, 2004, the Company received notification of non-income tax related reassessments from the Province of Ontario related to the year 1998 to 2003. The Company disagreed with the reassessment and objected to the positions taken by the Province of Ontario. However, due to the uncertain nature of the outcome of the objections being made by the Company, the Company provided for the increase in estimated liabilities during the year ended March 31, 2004. During the year ended March 31, 2006, the Company was successful in its objection to certain positions taken by the Province of Ontario in this reassessment and as a result, the Company is entitled to a refund related to this reassessment. The amount of the refund entitlement was $512,000 before income taxes and $338,000 after income taxes.

In the year ended March 31, 2005, in conjunction with the closure of its PCG McAllen, Texas facility, a non-cash charge of $963,000 ($636,000 after income taxes) was incurred to reduce the value of the assets that will not be transferred to other facilities, including the land and building, to their net realizable value. The assets were held for sale as at March 31, 2005 and were subsequently sold during the year ended March 31, 2006. The actual net realizable value upon sale did not differ materially from management's estimate as at March 31, 2005.

Certain of the Company's portfolio and technology investments were written down in the year ended March 31, 2005 by $1,179,000 before taxes and $772,000 after taxes to reflect their estimated net realizable value. There were no similar write downs for the year ended March 31, 2006.

19. INSURANCE PROCEEDS AND SHARE REPURCHASE OPTION:

During the year ended March 31, 2005, the Company received proceeds of $25,000,000 and $2,000,000 related to "key-man" life insurance policies in respect of the passing of Mr. Klaus Woerner. The insurance policies were entered into to provide funding for the repurchase of certain of the Company's shares and to mitigate costs related to the loss of a key executive.

Under an agreement entered into in 1998, the Company was granted the option by 566226 Ontario Ltd., a corporation then controlled by Mr. Woerner, to repurchase all or a portion of the shares held by 566226 Ontario Ltd. upon the death of Mr. Woerner, subject to certain restrictions. This agreement was entered into to provide the Company the ability to ensure an orderly disposition of shares controlled by Mr. Woerner's estate. On April 18, 2005, the Company exercised its option to purchase for cancellation 1,974,723 shares at a price of $12.66 per share. The purchase price of these shares was funded by the $25,000,000 of life insurance proceeds.

As a result of the share repurchase, share capital has been reduced by the value of $5.69 per share totalling $11.2 million. The excess cost to repurchase the shares over the stated value was charged to retained earnings.

20. EARNINGS (LOSS) PER SHARE:

Weighted average common shares used in the computation of basic earnings (loss) per share were 59,143,032 and 60,738,319 in 2006 and 2005, respectively. The shares used in the computation of diluted earnings (loss) per share were 59,143,032 and 60,920,342 in 2006 and 2005, respectively. For the year ended March 31, 2005, all of the dilution is caused by the effect of stock options outstanding.

In the year ended March 31, 2006, the impact of discontinued operations on net earnings (loss) resulted in a reduction to both basic and diluted net earnings (loss) per share of $0.03 (2005 – $0.35).

In the year ended March 31, 2006, the impact of extraordinary items on net earnings (loss) resulted in a reduction to both basic and diluted net earnings (loss) per share of nil (2005 – nil).

21. SEGMENTED DISCLOSURE:

The Company evaluates performance based on three reportable segments: Automation Systems, Photowatt Technologies, and Precision Components. The Automation Systems segment produces custom-engineered turn-key automated manufacturing and test systems. The Photowatt Technologies segment is a high-volume manufacturer of photovoltaic products and includes the Company's investment in the Spheral Solar™ Power technology initiative. The Precision Components segment is a high-volume manufacturer of plastic and metal components and sub-assemblies.

The Company accounts for inter-segment revenue at current market rates, negotiated between the segments.

2006	Automation Systems	Photowatt Technologies	Precision Components	Consolidated
Revenue	$ 500,792	$ 145,339	$ 98,314	$ 744,445
Inter-segment revenue	(9,721)	–	(191)	(9,912)
Total Company revenue	$ 491,071	$ 145,339	$ 98,123	$ 734,533
Earnings (loss) from operations	$ 6,743	$ 4,953	$ (2,745)	$ 8,951
Inter-segment operating earnings				(772)
Other expenses				(10,827)
Total Company loss from operations				$ (2,648)
Assets	$ 399,628	$ 159,814	$ 79,047	$ 638,489
Corporate assets				10,883
Total Company assets				$ 649,372
Total Company goodwill	$ 31,695	$ 1,991	$ –	$ 33,686
Acquisition of property, plant and equipment	$ 9,198	$ 28,234	$ 4,935	$ 42,367
Corporate acquisitions and other				26
Total Company acquisition of property, plant and equipment				$ 42,393
Amortization from continuing operations	$ 13,344	$ 11,836	$ 7,572	$ 32,752
Inter-segment amortization				(731)
Corporate amortization				367
Total Company amortization from continuing operations				$ 32,388

(Tabular amounts in thousands of dollars, except per share amounts)

NOTE 21 (cont'd):

2005	Automation Systems	Photowatt Technologies	Precision Components	Consolidated
Revenue	$ 547,402	$ 143,790	$ 98,145	$ 789,337
Inter-segment revenue	(18,057)	–	(345)	(18,402)
Total Company revenue	$ 529,345	$ 143,790	$ 97,800	$ 770,935
Earnings (loss) from operations	$ 38,813	$ 13,129	$ (418)	$ 51,524
Inter-segment operating earnings				(1,789)
Other expenses				(9,198)
Total Company earnings from operations				$ 40,537
Assets	$ 408,725	$ 194,371	$ 90,700	$ 693,796
Corporate assets				45,993
Total Company assets				$ 739,789
Total Company goodwill	$ 32,678	$ 2,072	$ –	$ 34,750
Acquisition of property, plant and equipment	$ 17,618	$ 26,540	$ 5,708	$ 49,866
Corporate acquisitions and other				28
Total Company acquisition of property, plant and equipment				$ 49,894
Amortization from continuing operations	$ 13,308	$ 6,908	$ 8,343	$ 28,559
Inter-segment amortization				(519)
Corporate amortization				358
Total Company amortization from continuing operations				$ 28,398

	2006		2005	
	Revenue	**Total long-lived assets**	Revenue	Total long-lived assets
Canada	**$ 47,923**	**$ 93,323**	$ 41,278	$ 142,438
United States	**386,584**	**47,664**	399,818	53,915
Europe	**223,407**	**85,059**	247,345	82,270
Asia-Pacific and other	**76,619**	**7,857**	82,494	5,742
Total Company	**$ 734,533**	**$ 233,903**	$ 770,935	$ 284,365

Geographic segmentation of revenue is determined based on the customer's installation site. Long-lived assets represent property, plant and equipment, goodwill and intangible assets that are attributable to individual geographic segments, based on location of the respective operations. Revenue and long-lived assets classified as discontinued have been removed from the above table.

During the year ended March 31, 2006 and the year ended March 31, 2005, no segment had revenue from one customer which amounted to 10% or more of Company revenue.

22. SUBSEQUENT EVENT:

Effective in June 2006, the Company sold the key operating assets including equipment, current assets, trade accounts payable and certain other assets and liabilities of its Berlin, Germany coil winding subsidiary. Revenue and operating loss associated with this subsidiary for the year ended March 31, 2006 were approximately $8,937,000 and $594,000 respectively. The Company anticipates recording a non-cash charge of approximately $2,000,000 during the first quarter of fiscal 2007 related to this sale, and will account for the sale of these assets as a discontinued operation.

Six-Year Financial Summary

(Tabular dollar amounts in thousands of dollars, except per share data, ratios and as otherwise stated)

Years ended March 31	2006	2005	2004	2003	2002	2001
Operating Results						
Revenue:						
Automation Systems	**$ 500,792**	$ 547,402	$ 466,711	$ 422,824	$ 390,999	$ 512,507
Photowatt Technologies	**145,339**	143,790	88,490	48,183	50,925	42,714
Precision Components	**98,315**	98,145	101,306	86,947	81,342	76,035
Elimination of inter-group revenue	**(9,913)**	(18,402)	(39,598)	(14,620)	(8,950)	(3,123)
Total revenue	**$ 734,533**	$ 770,935	$ 616,909	$ 543,334	$ 514,316	$ 628,133
Earnings from operations	**$ (2,648)**	$ 40,537	$ 12,968	$ 13,248	$ 23,307	$ 68,428
Operating margin	**(0.4%)**	5.3%	2.1%	2.4%	4.5%	10.9%
Net earnings (loss)[1]	**$ (69,293)**	$ 9,298	$ (2,253)	$ 2,343	$ 12,593	$ 42,957
Financial Position						
Working capital	**$ 184,009**	$ 243,116	$ 220,178	$ 275,250	$ 297,793	$ 305,614
Property, plant and equipment	**$ 198,863**	$ 246,016	$ 267,069	$ 226,555	$ 212,009	$ 205,733
Total assets	**$ 649,372**	$ 739,789	$ 729,879	$ 723,858	$ 722,329	$ 716,643
Long-term debt	**$ 39,860**	$ 41,070	$ 44,447	$ 49,754	$ 53,860	$ 53,279
Shareholders' equity	**$ 430,921**	$ 534,184	$ 533,369	$ 547,158	$ 545,701	$ 522,624
Cash Flow						
Cash from operations	**$ 27,108**	$ 92,693	$ 36,236	$ 39,242	$ 44,068	$ 74,643
Net share capital issued	**$ 3,110**	$ 601	$ 266	$ 839	$ 786	$ 118,086
Property, plant and equipment purchased	**$ 42,393**	$ 49,894	$ 75,997	$ 37,627	$ 29,695	$ 82,435
Per Share Data						
Basic earnings (loss) per share[1]	**$ (1.17)**	$ 0.15	$ (0.04)	$ 0.04	$ 0.21	$ 0.73
Book value per share	**$ 7.28**	$ 8.78	$ 8.79	$ 9.03	$ 9.05	$ 8.71
Price range – common shares	**$18.45–$11.95**	$13.35–$9.87	$15.80–$8.42	$22.48–$8.30	$29.05–$12.61	$40.10–$19.25
Basic weighted average shares outstanding (millions)	**59.1**	60.7	60.6	60.5	60.3	58.8
Statistics and Ratios						
Current ratio	**2.05:1**	2.66:1	2.62:1	3.50:1	3.75:1	3.43:1
Debt to equity	**0.1:1**	0.1:1	0.1:1	0.1:1	0.1:1	0.1:1
Return on average assets	**(0.4%)**	5.5%	1.8%	1.8%	3.2%	10.8%
Return on average equity	**(14.4%)**	1.7%	(0.4%)	0.4%	2.4%	9.9%
Number of employees, at March 31	**3,931**	4,172	3,854	3,488	3,187	3,302

(1) Effect of unusual items on continuing operations	2006	2005	2004	2003
Net earnings (loss) – $ millions	**$ (64.5)**	$ 4.9	$ (4.4)	$ (5.6)
Basic earnings (loss) per share	**$ (1.09)**	$ 0.08	$ (0.07)	$ (0.09)

Fiscal 2006 includes a $64.8 million after tax, non-cash charge related to Photowatt Canada (SSP) and a non-income tax recovery of $0.3 million after-tax. For further discussion and analysis on fiscal 2001–2006 results, see MD&A and consolidated financial statements for current and prior years.

Certain amounts for fiscal years 2001 through 2005 have been restated to reflect the adoption of new CICA Recommendations, the restatement of prior years for discontinued operations and reclassifications.

Shareholder Information

Corporate Headquarters

ATS Automation Tooling Systems Inc.
250 Royal Oak Road
Cambridge, Ontario, Canada N3H 4R6
Tel: (519) 653-6500
Fax: (519) 653-6533

Investor Relations

Contact Lalitha Mony
Investor Relations Coordinator
Tel: (519) 653-6500
Fax: (519) 650-6520
Email: investor@atsautomation.com

Web Site

Quarterly news releases and annual reports as well as other informative corporate documents can be found on our website, www.atsautomation.com.

Registrar and Transfer Agent

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Website: www.computershare.com
Shareholders email communications: service@computershare.com
Tel: 1-800-564-6253
Fax: 1-866-249-7775

Auditors

KPMG LLP

Principal Bank

The Bank of Nova Scotia

Stock Exchange Listing

Toronto Stock Exchange "ATA"

Annual Shareholders' Meeting

4:00 p.m. Eastern Time
September 20, 2006
K.E. Hunter Recreation Centre
Conestoga College
299 Doon Valley Drive
Kitchener, Ontario, Canada

PRODUCED BY: FUNDAMENTAL COMMUNICATIONS DESIGN: BRYAN MILLS GROUP

Board of Directors



William Biggar, C.A.[1]
Managing Director,
Richardson Capital Limited
Toronto, Ontario

Mr. Biggar, 53, is Managing Director of Richardson Capital Limited, a Canadian private equity firm. Prior to joining Richardson Capital, he was President and CEO of MI Developments Inc. and held senior management positions with Magna International Inc., Cambridge Shopping Centres, and Barrick Gold Corporation. He is a Chartered Accountant with a Bachelor of Commerce degree and an M.B.A. from the University of Toronto.

Director since: 2005
Other directorships: Primaris Retail REIT and Manitou Capital Corporation



Ron Jutras, C.A.
President and Chief Executive Officer,
ATS Automation Tooling Systems
Waterloo, Ontario

Mr. Jutras, 50, joined ATS in 1985 as Secretary-Treasurer and CFO. He led ATS's successful management buyout in 1992 and IPO in 1993. He was appointed President and CEO in 2005. Prior to joining ATS, he was a business advisor with KPMG Peat Marwick Thorne. He is a graduate of Wilfrid Laurier University and a Chartered Accountant.

Director since: 1993
Other directorships: None



Richard H. Campbell[1]
President,
Seacoast Consulting
York Village, Maine

Mr. Campbell, 70, is President of Seacoast Consulting, a private U.S. business consulting firm. He has held senior executive positions at The Textron Corporation, Black & Decker Corporation and Emhart Corporation. He is a graduate of Colby College and the Executive Management Program at The Wharton School.

Director since: 1995
Other directorships: None



Robert W. Luba F.C.A.[1,2,3]
President,
Luba Financial
Toronto, Ontario

Mr. Luba, 64, is President of Luba Financial, an investment company. He was previously President and CEO of Royal Bank Investment Management Inc., President of Crown Life Insurance Company, and held executive positions at John Labatt Limited. He is a graduate of the University of Western Ontario.

Director since: 1995
Other directorships: AIM/Trimark Mutual Funds (Chairman), KCP Income Fund, MDS Inc., and Menu Foods Income Fund



Robert A. Ferchat, F.C.A.[1,2]
Corporate Director
Mississauga, Ontario

Mr. Ferchat, 71, is a former Chairman and CEO of BCE Mobile Communications Inc., Chairman, President and CEO of TMI Communications, and President of Northern Telecom Canada.

Director since: 1997
Other directorships: Atlantis Systems Corporation and Brookfield Homes Corporation



Nelson M. Sims[2]
Corporate Director
Key Largo, Florida

Mr. Sims, 59, has over 35 years' experience in the pharmaceutical industry, including service as President and CEO of Novavax, Inc., President of Eli Lilly Canada, Inc. and Chairman of the Pharmaceutical Manufacturers Association of Canada. He has a Bachelor of Science (Pharmacy) from Southwest Oklahoma State University and is a graduate of the Tuck Executive Program at Dartmouth College.

Director since: 2006
Other directorships: MDS Inc. and Aastrom Biosciences



Gerald A. Hooper, F.C.A.[1]
Chairman of the Board,
The Economical Insurance Group
Waterloo, Ontario

Mr. Hooper, 63, is Chairman of the Board of The Economical Insurance Group, one of the largest property and casualty insurers in Canada. He recently retired as Executive Vice President and CFO of Schneider Foods and was a director of Schneider Corporation. Mr. Hooper, a Chartered Accountant since 1970, was formerly a partner at what is now KPMG.

Director since: 2005
Other directorships: The Economical Insurance Group and Wescast Industries



Lawrence G. Tapp[1,2,3]
Corporate Director
Langley, British Columbia

Mr. Tapp, 66, has served as Non-Executive Chairman of the Board of ATS since 1992. From 1995 through 2003, he was Dean of the Richard Ivey School of Business at the University of Western Ontario. Previously, he held senior executive positions at Lawson Mardon Group and Hallmark Cards. He is a graduate of McMaster University and the University of Kansas.

Director since: 1992
Other directorships: Talisman Energy Inc., CCL Industries Inc., Mainstreet Equity Corporation and Softchoice Corporation



Peter S. Janson[2,3]
Corporate Director
Toronto, Ontario

Mr. Janson, 59, is the former President and CEO of Agra Industries, and former Chairman of the North American operations of its parent, AMEC Inc., an international engineering services company. He was previously President and CEO of ABB Inc., a leading engineering and manufacturing company. Mr. Janson holds a Bachelor of Applied Science from Queen's University.

Director since: 2004
Other directorships: Tembec Industries, Terra Industries and TK Shipping Corp.

[1] Member of Audit and Finance Committee
[2] Member of Human Resources Committee
[3] Member of the Corporate Governance and Nominating Committee

Note: The Board also includes Robert C. Tivy, Director Emeritus. Mr. Tivy is a distinguished business executive with over 40 years of experience. He served ATS as a Director from 1992 to 2005 before retiring.

Automation Tooling Systems

We have
a unique global operating platform



Automation Systems Group
Photowatt Technologies
Precision Components Group

We have
a diversified customer base



Other
Computer-electronics/Solar
Automotive
Healthcare
800
640
480
320
160
0
02
03
04
05
06

Revenue by fiscal year ($ million)

We have
industry-leading talent



Engineers, technicians
Operators and others
Skilled trades and apprentices

END

www.atsautomation.com